CONFIDENTIAL TREATMENT REQUESTED

As confidentially submitted to the Securities and Exchange Commission on October 13, 2022.

This Draft Registration Statement has not been filed publicly with the Securities Exchange Commission and all information contained herein remains strictly confidential.

Registration No. [ ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________________________

GREIFENBERG DIGITAL LIMITED
(Exact name of Registrant as specified in its charter)

___________________________________________

British Columbia, Canada	7372	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Greifenberg Digital Limited

Suite 7061, 31 West 34th Street,

New York, New York 10001
Tel: +1 (646) 457 6400

corporate@greifenbergdl.com

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Greifenberg Limited

Suite 7061, 31 West 34th Street,

New York, New York 10001
Tel: +1 (646) 457 6400

corporate@greifenbergdl.com

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew Reilly

Rimon

Level 10, 20 Martin Place

Sydney, NSW 2000, Australia

andrew.reilly@rimonlaw.com

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED [ ], 2022

PRELIMINARY PROSPECTUS

Greifenberg Digital Limited

3,000,000 Common Shares

This prospectus relates to the offering of 3,000,000 common shares of Greifenberg Digital Limited, a British Columbia, Canada corporation, at an assumed offering price of $5.00 per common share, no par value, which we refer to as the "Common Shares". This is an initial public offering of our Common Shares.

There is no established market for our stock. The offering price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the offering price, we took into consideration our capital structure and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of our securities.

We currently expect the initial public offering price to be $5.00 per Common Share. The assumed offering price used throughout this prospectus has been included for illustration purposes only. The actual offering price may differ materially from the assumed price used in the prospectus.

The offering is being conducted on a best efforts basis, which means our management will attempt to sell Common Shares on behalf of the Company. There is no underwriter for this offering.

Completion of this offering is not subject to us raising a minimum offering amount. We do not have an arrangement to place the proceeds from this offering in an escrow, trust or similar account. Any funds raised from the offering will be immediately available to us for our immediate use.

This offering will terminate on the date which is 180 days from the effective date of this prospectus, although we may close the offering on any date prior if the offering is fully subscribed or upon the vote of our board of directors.

Our Common Shares offered will trade on the Nasdaq Capital Market under the symbol "GDLT".

You should read this prospectus, together with additional information described under the headings "Risk Factors" and "Where You Can Find More Information" carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk, including the risk of losing your entire investment. See "Risk Factors" beginning on page 8 to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Company does not plan to use this offering prospectus before the effective date.

The date of this prospectus is __________, 2022

ABOUT THIS PROSPECTUS

We have not authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated, all references in this prospectus to "Greifenberg," "GDL," the "Company," "we," "our," "us" or similar terms refer to Greifenberg Digital Limited and, where appropriate, to its subsidiaries.

No action is being taken in any jurisdiction outside the United States to permit an offering of our securities or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions about this offering and the distribution of this prospectus applicable to those jurisdictions.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

PRESENTATION OF FINANCIAL INFORMATION

The financial information contained in this prospectus is derived from our audited consolidated financial statements as of March 31, 2022 and 2021, and for the years then ended. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Our fiscal year ends on March 31 of each year, so all references to a particular fiscal year are to the applicable year ended March 31. Upon completion of this offer, we will be required to file annual reports on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act"), and we expect to publish unaudited condensed consolidated interim financial statements on a semi-annual basis.

All references to dollar amounts are to U.S. dollars unless otherwise indicated.

i

PROSPECTUS SUMMARY

This summary highlights selected information presented in greater detail elsewhere in this Prospectus. This summary does not include all the information you should consider before investing in our securities. You should read this summary together with the more detailed information appearing elsewhere in this Prospectus, including our audited consolidated financial statements and related notes and the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this Prospectus. Some of the statements in this summary and elsewhere in this Prospectus constitute forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Overview

Greifenberg Digital Limited is a financial technology (fintech) company that uses automation, big data and artificial intelligence to deliver credit risk analysis for fixed income markets. We provide a comprehensive, innovative solution to the challenges of managing credit portfolios under a wide range of economic conditions. We do this by providing a suite of risk analytic models for corporate credit, using intellectual property in artificial intelligence algorithms in combination with unique implementation of well-established credit models that draw on both corporate reporting as well as up-to-the-minute market data. Our analytics are delivered via a user-friendly web interface to customer desktops.

Greifenberg's focus is the development of risk analytics for emerging fixed-income markets, with an initial emphasis on China and eventual coverage of Australia and all the major emerging markets in South America and Southeast Asia. China's bond market is the world's second largest with a market capitalization of about US$15 trillion. Although China's bond market is smaller than the U.S. bond market, real interest rates for government bonds (the difference between the nominal yield and the rate of change of consumer prices) are currently positive in China and negative in the United States, Europe and Japan; and the aggregate yield offered in China's fixed income is greater than that of the U.S. bond market. China's credit market should be a magnet for global investors, but foreign participation is discouraged by two related problems: (i) inadequate resources for credit ratings and risk analysis and (ii) poor secondary market liquidity.

Lack of transparency and liquidity have discouraged domestic as well as foreign participation in what we believe to be one of the world's most attractive markets. This presents an opportunity to participate in China's credit market, which we believe will be as great or greater than mortgage-backed securities and structured credit in the United States back in the 1980's and 1990's.

Greifenberg's principal executives were pioneers in the development of fixed-income risk models in the United States and Europe. We now apply that experience to China's credit market.

Greifenberg has built a suite of risk analytics combining credit risk methods, including:

•	a proprietary analytics of corporate financial reports;
•	contingent Claims Analysis of distance-to-default for issuers of corporate obligations;
•	Machine learning analysis of corporate financial statements to identify characteristics of obligors with a high probability of default;
•	Artificial-Intelligence based detection of anomalies and fraud in corporate financial reporting;
•	Natural Language Processing of news and social media comments on issuers to measure market sentiment;
•	decomposition of corporate credit spreads into credit risk and liquidity premia; and
•	artificial intelligence driven matrix pricing to estimate fair value prices for illiquid bonds.

Greifenberg employs machine learning to determine a best estimate of corporate bond risk.

Greifenberg Risk Analytics give market participants innovative, state-of-the-art tools for trading and portfolio management of Chinese corporate bonds. They will assist:

•	the trading and sales businesses of broker-dealers,
•	the distribution business of private client services and investment vehicles, including exchange-traded funds and mutual funds, and
•	the portfolio management business of asset managers.
1

Our business model is to sell analytic research reports on a subscription-based services via our proprietary website (www.greifenberganalytics.com). Our potential customers are market participants who invest in fixed income products, including commercial, investment and global banking, governments and regulatory agencies, corporations, insurance companies, private equity, and investment management firms.

We will also work with financial institutions to customize services and, in some cases, seek collaboration in joint investment or managed fund activities. In addition, we are in the process of using our financial modelling to help establish an ETF focusing on China's corporate bonds that would be listed on the Nasdaq Stock Market ("Nasdaq") and the Australian Securities Exchange ("ASX").

Our principal operating office is in New York where our sales, research and data team operate. Our finance and corporate teams are in Richmond, British Columbia, Canada and we have a sales office in Adelaide, Australia.

Our Competitive Strengths

We believe that the following competitive strengths drive our success and differentiate us from competitors:

•	Our unique combination of intellectual property, expertise and human capital.

•	Our financial modeling that can assess the risk and relative value of corporate bonds.

•	Our machine-learning approach to identifying markers for prospective credit distress is a unique artificial intelligence-driven approach that sets Greifenberg apart from prospective competitors.

•	Our unique Value at Risk due to default measurement for corporate bond portfolios.

•	Our portfolio optimization module incorporates sophisticated mathematical techniques to generate closed-form solutions for tail risk in credit portfolios, allowing the user to rapidly select an optimal portfolio of assets given any set of constraints.

•	Our Matrix Pricing module allows users to approximate the price of illiquid securities on the basis of observations of traded bonds.

•	Our knowledge base sets a high threshold for any prospective competitor.

•	Our reputation and recognition achieved by our experienced executive team from previous success and leading positions in this space.

•	Our extensive network of contacts with leading North American financial institutions.

Our Growth Strategies

We intend to further grow our business by pursuing the following strategies:

•	Ramping up sales with our North American sales team for our current analytical model in the fixed income market in China.

•	Entering new customer bases and markets.

•	Implementing effective resources management to improve operational efficiency and boost core competency.

•	Designing new products and improving our existing products for our current and future customer base.

•	Design research and analytic products for other emerging markets.

•	Advising investment vehicles, including Exchange Traded Funds (ETFs) and mutual funds that invest in emerging market corporate bonds using our analytical model.
2

Corporate Information

Our registered office is located at Suite 130, 10691 Shellbridge Way, Richmond, British Columbia, Canada V6X 2W8. The principal operating office is located at Suite 7061, 31 West 34th Street, New York, New York 10001, and our phone number is +1 (646) 457-6400. We maintain a corporate website at www.greifenbergdl.com and our analytical research website at www.greifenberganalytics.com The information contained in, or accessible from, our websites or any other website does not constitute a part of this prospectus.

Corporate History and Structure

Greifenberg Digital Limited was incorporated under the Business Corporations Act of British Columbia on December 20, 2021. One week later, the Company entered into a Share Exchange Agreement with an affiliate, Greifenberg Capital Limited ("GCL"), pursuant to which all the then shareholders of GCL exchanged their shares in GCL for Common Shares in GDL.

Our business originated under GCL, which was incorporated in Hong Kong in July 2019 and was initially 100%-owned by Joinstar Investment Limited ("Joinstar"). In December 2020, Integrated Media Technology Limited ("IMTE"), an Australian company listed on the Nasdaq Capital Markets under the symbol IMTE, entered into a subscription agreement pursuant to which it subscribed to 60% of GCL for a total purchase price of US$1.2 million.

Under the Share Exchange Agreement, all the shareholders of GCL exchanged all their shares for the same proportional number of shares in GDL. Upon consummation of the transaction, GCL became a wholly owned subsidiary of GDL and the former shareholders of GCL became the shareholders of GDL holding the same proportion number of shares in GDL as in GCL prior to exchange.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Recent Developments

In August 2022, we signed a technology development agreement with Arpa Infinity Limited to automate the data collection and analyzing process using AI and natural programing language, automate our back-end system, and the development of the platform for other emerging markets. The work will take approximately 10 months and with a total cost of $525,000.

In August 2022, we have signed a Collaboration Agreement with Prasanna Tambe LLC ("PTL"), a consulting firm of Professor Prasanna Tambe of the Department of Decision Science at the Wharton Business School at University of Pennsylvania. The collaboration is to assist review on Greifenberg's financial analytical model for its effectiveness, and provide guidance for any enhancement or improvements, provide research support on Greifenberg's requirement, and help monitor the finance markets and technology trends. Under the terms of the agreement, the Company shall pay PTL $600 per hour and the initial term of the agreement is for 6 months and shall be automatically renewed for a further 6 months unless either party terminates this agreement.

3

Going Concern

Our independent registered public accounting firm has included a "going concern" explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended March 31, 2022, expressing substantial doubt about our ability to continue as a going concern for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Summary of Risks related to our Business and Industry

Investing in our securities involves substantial risk. The risks described under the heading "Risk Factors" immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•	We have a history of operating losses and we may never achieve or maintain profitability.

•	If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business may suffer.

•	Although our team has decades of experience in the successful development and marketing of financial models, as a firm we have a limited history of marketing and sales of financial research products, and we may never develop a market for our financial analytical products.

•	We are materially dependent on the sales of our financial research products, and if customers do not purchase our financial products, our revenues will be adversely impacted.

•	We are reliant on our sales team to generate a substantial majority of our revenues.

•	Risks relating to investment advisory if our financial model does not select the correct trend in the market and the losses and declining value of the investment products offered.

•	Our participation in a competitive industry where our competitors are more established and have more resources than us.

•	We are dependent on third-party suppliers of financial data used by our financial model to generate analysis results.

•	We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel.

•	Our ability to sell our solutions into new markets.

•	Risks related to the ownership of our Common Shares, including potential dilution from future issuance of Common Shares and a volatile and fluctuating stock price.

•	Risks related to COVID-19 and the adverse effect it may have on our ability to conduct in person sale of our product to our customers.

•	Risks related to the wide range of laws and regulation that we are subject to adhere to on providing analytics research investment vehicle going forward.
4

Implications of our being an "Emerging Growth Company"

As a company with less than US$1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An "emerging growth company" may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•	may present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations, or "MD&A";

•	are not required to obtain an attestation and report from our independent registered public accounting firm on our management's assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 for up to five years; and

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act.

We intend to take advantage of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our consolidated financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an "emerging growth company" at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the U.S. Securities Act of 1933 occurred, if we have more than US$1.07 billion in annual revenues, have more than US$700 million in market value of our Common Shares held by non-affiliates, or issue more than US$1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a "foreign private issuer", as defined in Rule 405 under the U.S. Securities Act of 1933. As such, we are exempt from certain provisions applicable to U.S. domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction.
5

THE OFFERING

Issuer	Greifenberg Digital Limited

Common Shares offered by us	3,000,000 Common Shares.

Assumed Offering Price Per Share	$5.00

Common Shares outstanding prior to this offering	6,261,000 Common Shares.

Common Shares outstanding after the offering	9,261,000 Common Shares.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $15,000,000, or approximately $14,240,000 after deducting estimated offering expenses payable by us.

We intend to use the net proceeds of this offering primarily for development of IT technologies for website and mobile app, funding the growth strategies to provide analytic research to investment vehicles in mutual funds, developing financial modeling for other emerging markets, sales and marketing activities (including investment in advertising and promotion for our current products) and general working capital. See "Use of Proceeds" for additional information.

Nasdaq Capital Market symbol	The Common Shares offered under this prospectus will trade on the Nasdaq Capital Market under the symbol "GDLT".

Risk Factors	The investment of our securities involves substantial risks. See "Risk Factors" in this prospectus and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before investing in our Common Shares.

Lock-up	We and our directors and executive officers have agreed not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Common Shares for a period of 90 days commencing on the effective date of this prospectus.

Transfer Agent	[ ], LLC ([ ])
6

SUMMARY FINANCIAL DATA

The following tables summarize our audited consolidated financial data for our business for each of the financial years ended March  31, 2022 and 2021. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Our historical results are not necessarily indicative of our future results. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information contained under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Selected Consolidated Statement of Income and Comprehensive Income

	Year ended March 31, 2022	Year ended March 31, 2021

Net sales	$20,005	$-
Loss from operations	$(407,830)	$(55,499)
Net loss	$(407,830)	$(55,499)
Capital	$2,087,000	$840,000
Dividends declared per share	$-	$-
Weighted average number of shares outstanding	3,301,775	103,562

The following table presents our summary consolidated balance sheet data as of March 31, 2022 and 2021.

	March 31, 2022	March 31, 2021

Current Assets	$80,975	$507,137
Intangible Assets	$1,794,331	$423,390
Total Assets	$1,875,306	$930,527
Working Capital	$(170,660)	$361,111
Current Liabilities	$251,635	$146,026
Total liabilities	$251,635	$146,026
Shareholders' Equity	$1,623,671	$784,501
Share Capital(1)	$2,087,000	$840,000
Accumulated losses	$(463,329)	$(55,499)

(1)	Represents 6,261,000 Common Shares of the Company outstanding as of March 31, 2022; and 2,520,000 (post stock split) Common Shares outstanding as of March 31, 2021.
7

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks described below, together with the other information set forth in this prospectus, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

Risks Related to Our Business and Industry

We have incurred losses each year since our inception, we expect our operating expenses to increase, and we may not become profitable in the future.

We have incurred losses each year since our inception and we may never achieve or maintain profitability. In addition, our operating expenses have increased over time. As we continue to expand our business, hire additional employees, expand into new markets, invest in research and development, invest in sales and marketing and incur costs associated with general administration (including expenses related to being a public company), we expect that our costs of sales and operating expenses will continue to increase. We may not be able to increase our revenue at a rate sufficient to offset increases in our costs of sales and operating expenses in the near term or at all, which would prevent us from achieving or maintaining profitability in the future. Any failure by us to achieve, and then sustain or increase, profitability on a consistent basis could adversely affect our business, financial condition, and results of operations.

Our financial situation creates doubt as to whether we will continue as a going concern.

We are an early-stage company with no meaningful commercial revenues and incurred a net loss of $407,830 for the year ended March 31, 2022 and a net loss of $55,499 for the year ended March 31, 2021 and expect to incur a net loss for the fiscal year ending March 31, 2023, primarily as a result of the cost of listing on Nasdaq as well as increased operating expenses to execute our business plan and growth strategy. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from this offering or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

We are materially dependent on the adoption of our analytics products by institutional investors and, if end-use customers do not purchase our products, then our revenues will be adversely impacted, and we may not be able to expand into other markets.

Our future revenues are expected to be from the sale of financial research products and from the fees generated from ETF products. Sales of our products to financial market individuals and financial market players may be limited by the competitive products in the marketplace from suppliers like Bloomberg. If our financial research products are not widely accepted by financial market participants in the global fixed income markets focusing on China fixed income markets, we may not be able to expand sales of our financial research products into new markets. If this were to occur, then our business, results of operations and financial condition could be adversely impacted.

Competitors with greater resources and significant experience in financial and analytic products may be able to respond more quickly and cost-effectively than we can to new financial products and changes in customer requirements.

Although we believe our intellectual property sets a high bar for prospective competitors, larger analytics or consulting firms could, with sufficient resources and determination, approximate our system over time. Based on our extensive experience in building and testing models, it would take a prospective competitor a minimum of a year to come up to speed and to begin to compete with Greifenberg. Potential competitors include the international ratings agencies (Moody's, Standard and Poors, and Fitch); investment banks who may offer competing products as a service to their customers; accounting/consulting firms (KPMG, Ernest Young, Deloitte); existing purveyors of analytic models (for example Bloomberg); and specialized credit research firms (CreditSights).

8

A major financial crisis and a decreased risk appetite for credit risk could also reduce the willingness of investors to commit funds to our target markets, and reduce the willingness of institutional investors to buy research services. Our product is directed towards investors in emerging market corporate debt (China, Brazil, Mexico, Indonesia, Thailand, Malaysia, Philippines and similar markets) that are regarded as relatively high-risk markets. A significant increase in risk aversion due to a financial crisis would reduce investor commitments to riskier markets and might reduce the market for our product.

Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

Greifenberg Analytics' main product is a complex software system delivered through an internet interface. The system requires the transfer and storage of very large amounts of data, including multiple fields for tens of thousands of securities, the calculation of risk parameters for thousands of issuers, the application of machine-learning algorithms to the financial statements of thousands of issuers, and the calculation of risk parameters for user-defined portfolios of bonds. Although we have instituted multiple tiers of verification for data inputs and outputs, the possibility of error cannot be ruled out. Data errors, calculation errors, or interruption of our internet interface with customers may result in a loss of sales, product malfunction, delay in market acceptance and tarnish our brand and reputation.

Additionally, our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors, defects or bugs to date, we may discover significant errors, defects, or bugs in the future that we may not be able to correct or correct in a timely manner. It is possible that errors, defects or bugs will be found in our existing or future software and/or hardware products and related services with the potential for delays in, or loss of market acceptance of, our products and services, diversion of our resources, injury to our reputation, increased service and warranty expenses, and payment of damages.

Further, errors, defects or bugs in our solutions could be exploited by hackers or could otherwise result in an actual or perceived breach of our information systems. Alleviating any of these problems could require significant expense and could cause interruptions, delays or cessation of our product licensing, which would reduce demand for our products and result in a loss of sales, delay in market acceptance and injure our reputation and could adversely impact our business, results of operations and financial condition.

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business may suffer.

Our ability to successfully grow our business depends on a number of factors, including our ability to:

•	accelerate the adoption of our financial research products by new end customers;

•	expand into new vertical markets such as self-managed funds;

•	develop and deliver new financial research products in other emerging markets;

•	increase awareness of the benefits that our financial research and analytical models offer; and

•	promote, market and expand our online sales efforts globally.

As usage of our analytical tools grows, we will need to continue to make investments to develop and implement new our updated analytical solutions, financial modelling, analytical tool technologies, security features and cloud-based infrastructure operations. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support services, to serve our growing customer base. Any failure of, or delay in, these efforts could impair the performance of our solutions and reduce customer satisfaction.

9

Further, our growth could increase quickly and place a strain on our managerial, operational, financial and other resources, and our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully, we will need to continue to invest in sales and marketing, financial modeling, and general and administrative functions and other areas. We are likely to recognize the costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely impact our operating results.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or upgrades to our existing solutions, satisfy customer requirements, maintain the quality and security of our solutions or execute on our business plan, any of which could harm our business, operating results and financial condition.

To be successful, we must adapt to rapidly changing technological and application needs by continually improving our financial research products, as well as introducing financial products for new emerging markets, to address user demands in analyzing fixed income markets in other emerging markets. We may not be able to continue to develop new financial modelling and analytical solutions to address user needs effectively in an industry characterized by ongoing market change and rapid technological advances.

Our industry is characterized by:

•	increasing demand for customized analytical tools and financial research products;

•	rapid competitive developments;

•	changing customer demands; and

•	evolving distribution channels.

Our future success will depend on our ability to adapt in this evolving environment effectively and economically. We could incur substantial costs if we must modify our business to adapt to these changes and, even then, may be unable to adapt to these changes.

The markets for our financial research products may not develop as quickly as we expect or may not develop at all.

Our future success is substantially dependent upon the sales efforts by our sales team, which markets our analytical tools for fixed income markets to our clientele. The adoption of our analytical tools by these customers may take longer than we expect or may not occur at all, and may not be as widespread as we expect. If the market for our financial models and analytical tools do not develop as we expect, our business, operating results and financial condition would be significantly adversely affected.

Our future success is dependent on our ability to create independent brand awareness for our company and financial research and modelling products with end customers, and our inability to achieve such brand awareness could limit our prospects.

We depend on word-of-mouth promotion of the effectiveness of our financial modelling and analytical tools. While we intend to ramp up direct marketing and end-customer brand awareness initiatives in the future, our sales and marketing efforts are expected to be predominantly focused on direct selling to financial institutions in the short term until we have more financial resources to promote our products. To increase end-customer brand awareness, we intend to develop sales tools for key verticals within our target markets, increase usage of social media and expand product training efforts, among other things. As a result, we expect our sales and marketing expenses to increase in the future, primarily from increased sales personnel expenses, which will require us to cost-efficiently ramp up our sales and marketing capabilities and effectively target end customers. However, there can be no assurance that we will successfully increase our brand awareness or do so in a cost-efficient manner. Our failure to establish stand-alone brand awareness with end customers of our financial research products will leave us vulnerable to the marketing and selling success of others, and these developments could have an adverse impact on our prospects. If we are unable to significantly increase the awareness of our brand and solutions with end customers in a cost-efficient manner, we will remain significantly dependent on internal sales efforts for our financial products, and our business, financial condition and results of operations could be adversely impacted.

10

We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business.

Our future success depends in large part on the continued contributions of a concentrated group of senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our financial modeling and analytical tools, and our strategic direction. The loss of any of our key personnel could significantly delay or prevent the achievement of our development and strategic objectives and harm our business.

If we are unable to sell our financial research products into new markets, our revenues may not grow.

Our financial modelling and analytical tools were developed recently and are relatively unknown in the financial marketplace. Any market into which we attempt to sell our financial research products may not be receptive. Our ability to penetrate markets depends on the effectiveness of our financial models and analytic tools, the perceived value of our financial tools as a risk management tool and our ability to design our other financial research products and analytical tools to meet the demands of our customers. If the markets for our financial research products and analytical tools do not develop for the current markets and other emerging markets as we expect, our revenues may not grow.

Our ability to successfully face these challenges depends on several factors, including increasing the awareness of our financial research products and analytical tools, and their benefits, the effectiveness of our marketing programs, the costs of our research products and analytical tools, our ability to attract, retain and effectively train sales and marketing personnel, and our ability to develop relationships with financial institutions and managed funds. If we are unsuccessful in developing and marketing our financial research products and analytical tools into the markets, our products and analytical tools might not develop or might develop more slowly than we expect, either of which would harm our revenues and growth prospects.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other research and consulting firms, software and technology companies. Many of these potential competitors have greater financial and other resources than we do. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards. We could also lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements on a timely basis or at all, our business will be adversely impacted.

Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain our key employees. Some of our senior management personnel and other key employees hold Common Shares in the Company and all our senior management personnel may become vested in our stock or stock options in the future. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly depreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the market price of our Common Shares. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition could be adversely impacted.

11

A security breach or other significant disruption of our website or information technology ("IT") systems or those of outsource partners and our data providers, caused by cyberattacks or other means, could have a negative impact on our operations and operating results.

All websites and IT systems are potentially vulnerable to damage, unauthorized access or interruption from a variety of sources, including cyberattacks, cyber intrusions, computer viruses, security breaches, energy blackouts, natural disasters, terrorism, sabotage, war, insider trading and telecommunication failures. A cyberattack or other significant disruption involving our website or IT systems or those of our outsource partners, data providers could result in the unauthorized release of proprietary, confidential or sensitive information of ours or result in virus and malware installation on our website. Such unauthorized access to, or release of, this information or other security breaches could: (i) allow others to unfairly compete with us, (ii) compromise safety or security, (iii) subject us to claims for breach of contract, tort, and other civil claims, and (iv) damage our reputation. Any or all of the foregoing could have a negative impact on our business, financial condition and results of operations.

Lengthy sales cycles for our financial products could result in a significant unexpected forecast revenue shortfall.

The purchase of our financial research products and analytical tools by financial institutions and government is often an enterprise-wide decision for prospective customers that requires us to engage in sales efforts over an extended period of time and provide a significant level of education to prospective customers regarding the uses and benefits of our financial research products and the use of our analytic tools. Prospective customers often undertake a prolonged evaluation process that may take several months. Consequently, if our forecasted sales from a specific customer are not realized, we may not be able to generate revenues from alternative sources in time to compensate for the shortfall. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. If we are unable to succeed in closing sales with new and existing customers, our business, operating results and financial condition could be adversely affected.

We face risks related to novel Coronavirus (COVID-19) which may significantly disrupt our research and development, operations, sales, and financial results.

Our business has been and may continue to be adversely impacted by the effects of the novel Coronavirus ("COVID-19") pandemic. In addition to global macroeconomic effects, the COVID-19 pandemic and any other related adverse public health developments have caused disruptions to our operations, research and development, and sales activities. The COVID-19 pandemic has in the short-run and may over the longer term adversely affect the economies and financial markets of many countries, resulting in an economic downturn that has affected demand for our products and impacted our operating results. We have also experienced and may continue to experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs that may impact our ability to develop and design our analytical products in a timely manner or develop other emerging market businesses. While we believe our business has been resilient in managing disruptions brought about by the COVID-19 pandemic, there is no certainty that this will continue into the future.

Risks Related to Government Regulation

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977 and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international presence, we may engage with distributors and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third- party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

12

Our financial product solutions, including software updates, may be subject to U.S. export control laws, including the Export Administration Regulations as the majority of our financial research products are formulated and developed in the U.S., and therefore we may be subject to these laws.

Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, anti-money laundering, or economic sanctions laws, rules, and regulations could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, revenues, financial condition, and results of operations would be significantly harmed. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

We are subject to a wide range of financial product regulatory and consumer laws and regulations.

Our operations and the financial products that we sell are subject to a wide range of financial product regulatory and consumer laws and regulations. Compliance with such existing or future laws and regulations could subject us to future costs or liabilities, impact our business operations, constrict our ability to sell and expand our business operations, restrict what solutions we can offer and generally impact our financial performance. Our financial research products are designed for use in volatile financial industry. If our financial research products are not effective in identifying the financial markets trends for fixed income instruments for any reason, we may be subject to claims from unsatisfied customers and incur future legal costs. These laws and regulations impact our financial research products and could negatively impact our ability to sell our financial research products competitively.

We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

Personal privacy and information security are significant issues in the United States and the other jurisdictions in which we operate or make our financial research products and applications available. The legislative and regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies and foreign agencies. We may collect personally identifiable information, or PII, and other data from our customers. We use this information to provide services to our customers and to support, expand and improve our business. We may also share customers' PII with third parties as allowed by applicable law and agreements and authorized by the customer or as described in our privacy policy.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, transfer, use and storage of PII. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws as imposing standards for the online collection, use and dissemination of data. Many foreign countries and governmental bodies, including Canada, the European Union and other relevant jurisdictions, have laws and regulations concerning the collection and use of PII obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. Within the European Union, legislators have adopted the General Data Protection Regulation, or GDPR, effective May 2018 which may impose additional obligations and risk upon our business, and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the obligations imposed by the governments of the foreign jurisdictions in which we do business or seek to do business and we may be required to make significant changes in our business operations, all of which may adversely impact our revenues and our business overall.

13

Although we are working to comply with those federal, state, and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our products or applications. At state level, lawmakers continue to pass new laws concerning privacy and data security. Particularly notable in this regard is the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA will introduce significant new disclosure obligations and provide California consumers with significant new privacy rights. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of PII or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse impact on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely impact our business.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals' consent to use PII for certain purposes. In addition, a foreign government could require that any PII collected in a country not be disseminated outside of that country, and we are not currently equipped to comply with such a requirement.

Risks Related to our Intellectual Property

If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely on a combination of confidentiality procedures and contractual provisions to protect our proprietary rights. We also enter, and plan to continue to enter, into confidentiality, invention assignment or license agreements with our employees, consultants and other parties with whom we contract, and control access to and distribution of our online web software, documentation and other proprietary information. The steps we take to protect our intellectual property may be inadequate, and it is possible that some or all of our confidentiality agreements will not be honored and certain contractual provisions may not be enforceable. Existing trade secret of our financial models, trademark and copyright laws offer only limited protection. Unauthorized parties may attempt to copy aspects of our financial research products or obtain and use information which we regard as proprietary. Policing unauthorized use of our products is difficult, time consuming and costly, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the Canada or the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, the effect of either of which would harm our competitive position in the market. Furthermore, disputes can arise with our strategic partners, customers or others concerning the ownership of intellectual property.

Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our financial research products.

In recent years, there has been a significant increase in litigation in the United States involving patents and other intellectual property rights, and because our products are comprised of complex financial modeling, we may be involved in or impacted by assertions, including both requests to take licenses and litigation, regarding infringement of patent and other intellectual property rights of third parties. Third parties may in the future may assert, intellectual property infringement claims against us and end customers. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our intellectual property rights. Defending any such claims, with or without merit, including pursuant to indemnity obligations, could be time consuming, expensive, cause delays in our business or require us to enter into a royalty or licensing agreement, any of which could delay the development and commercialization of our financial research products or reduce our margins. If we are unable to obtain a required license, our ability to sell or use certain financial research products may be impaired. In addition, if we fail to obtain a license, or if the terms of the license are burdensome to us, our operations could be significantly harmed.

14

Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

A portion of our website development incorporates open source software, including open source operating systems such as Android, and we expect to continue to incorporate open source software into our web based platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary technology platform may be uncertain. If we fail to comply with these licenses, then pursuant to the terms of these licenses, we may be subject to certain requirements, including requirements that we make available the source code for our software that incorporates the open source software. We cannot assure you that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable licenses or our current policies and procedures. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our technology platform.

With respect to open source operating systems, if third parties cease continued development of such operating systems or restrict our access to such operating system, our business and financial results could be adversely impacted. We are dependent on third parties' continued development of operating systems, software application ecosystem infrastructures, and such third parties' approval of our implementations of their operating and system and associated applications. If such parties cease to continue development or support of such operating systems or restrict our access to such operating systems, we would be required to change our strategy for our devices. As a result, our financial results could be negatively impacted because a resulting shift away from the operating systems we currently use and the associated applications ecosystem could be costly and difficult.

Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

From time to time, we are required to license technology from third parties to develop new products or product enhancements. Third- party licenses may not be available to us on commercially reasonable terms, or at all. If we fail to renew any intellectual property license agreements on commercially reasonable terms, or if any such license agreements otherwise expire or terminate, we may not be able to use the patents and technologies of these third parties in our products, which are critical to our success. We cannot assure you that we will be able to effectively control the level of licensing and royalty fees paid to third parties, and a significant increase in such fees could have a significant and adverse impact on our future profitability. Seeking alternative patents and technologies may be difficult and time-consuming, and we may not be successful in finding alternative technologies or incorporating them into our products. Our inability to obtain any third-party license necessary to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards, or at greater cost, which could seriously harm our business, financial condition and results of operations.

Risks relating to our incorporation in Canada and our international operations

Because we are a corporation incorporated in British Columbia, it may be difficult to enforce a U.S. judgment against us, certain of our officers and directors named in this prospectus who reside outside the United States, or to assert U.S. securities laws claims in Canada or serve process on our officers and directors.

15

We are a corporation incorporated under the laws of British Columbia. One of our officers is a resident of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act.

It may be difficult to assert claims under U.S. securities laws in original actions instituted in Canada or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Canada courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Canada may not be the most appropriate forum to bring such a claim. In addition, even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law. There is little binding case law in Canada addressing the matters described above. Additionally, Canadian courts might not enforce judgments obtained in the United States against us or our non-U.S. our directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, a Canadian court will not enforce a non-Canadian judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Canadian courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of Canada, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see "Enforceability of Civil Liabilities."

Operating outside of the United States presents specific risks to our business.

Our employee base is both in Canada and United States. Our finance administration and IT (software development and maintenance) operations are located outside the United States, primarily in Canada.

Risks associated with operations outside the United States include:

•	fluctuating foreign currency rates could restrict sales, increase costs of purchasing, and impact collection of receivables outside of the United States;

•	volatility in foreign credit markets may affect the financial well-being of our customers;

•	violations of anti-corruption laws, including the Foreign Corrupt Practices Act could result in large fines and penalties;

•	violations of privacy and data security laws could result in large fines and penalties; and

•	tax disputes with foreign taxing authorities, and any resultant taxation in foreign jurisdictions associated with operations in such jurisdictions, including with respect to transfer pricing practices associated with such operations.

Foreign currency fluctuations and local laws and practices may reduce our competitiveness and sales in foreign markets.

The relative change in currency values creates fluctuations in product pricing for international customers. These changes in foreign end-customer costs may result in lost orders and reduce the competitiveness of our research products in certain foreign markets. These changes may also negatively impact the financial condition of some foreign customers and reduce or eliminate their future orders of our research products. We also face adverse changes in, or uncertainty of, local business laws or practices, including the following:

•	foreign governments may impose burdensome tariffs, quotas, taxes, trade barriers, or capital flow restrictions;
16

•	restrictions on the export or import of technology may reduce or eliminate the ability to sell in or purchase from certain markets;

•	political and economic instability, including deterioration of political relations between the United States and other countries, may reduce demand for our solutions or put our non-U.S. assets at risk;

•	potentially limited intellectual property protection in certain countries may limit recourse against infringing on our solutions or cause us to refrain from selling in certain geographic territories;

•	staffing may be difficult along with higher turnover at international operations;

•	a government-controlled exchange rate and limitations on the convertibility of currencies; and

•	integration and enforcement of laws vary significantly among jurisdictions and may change significantly over time.

Our failure to manage any of these risks successfully could harm our international operations and adversely impact our business, operating results and financial condition.

Risks Related to Ownership of our Common Shares

The offering is not underwritten and there is no minimum offering requirement.

We are selling the Common Shares directly on a best efforts basis and without the assistance of an underwriter at a fixed price of $5.00 per share for the duration of the offering. Since the offering is not underwritten by a broker-dealer on a firm commitment basis, there can be no assurance that all, or even a substantial number, of the Common Shares will be sold. If we do not sell all of the Common Shares that we are offering under this prospectus, we could be required to raise additional capital earlier than we would if we did sell all of the shares we are so offering.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the public offering price you paid for your shares.

The trading price of our Common Shares is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our interim financial and operating results;

•	introduction of new products and services by us or our competitors;

•	sales, or anticipated sales, of large blocks of our stock;

•	issuance of new or changed securities analysts' reports or recommendations;

•	failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	changes in accounting principles or methodologies;

•	acquisitions by us or by our competitors;

•	litigation and governmental investigations; and

•	economic, political and geopolitical conditions or events.

These and other factors may cause the market price and demand for our Common Shares to fluctuate substantially, which may limit or prevent investors from readily selling their Common Shares and may otherwise negatively affect the liquidity of our Common Shares. If the market price of our Common Shares after this offering does not exceed the price you paid, you may not realize any return on your investment in us and may lose some or all of your investment. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

17

The future sales of our Common Shares may further dilute the Common Shares and adversely impact the price of our Common Shares.

As of June 30, 2022, we had 6,261,000 Common Shares issued and outstanding. If a holder of Common Shares wanted to sell their shares, there might not be enough purchasers to maintain the market price of our Common Shares on the date of such sales. Any such sales, or the fear of such sales, could decrease the market price of our Common Shares and the value of your investment.

If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our Common Shares

In order to maintain the listing of our Common Shares on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum shareholders' equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with such applicable listing standards.

We will require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business, we may need to engage in additional equity or debt financings to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Common Shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain common share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

18

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. We must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Common Shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our largest shareholder, own a significant percentage of our stock and will be able to exert significant control over matters subject to shareholder approval.

As of the date of this registration statement, our largest shareholder beneficially owns approximately 23.9% of our Common Shares. Accordingly, this shareholder may, as a practical matter, be able to control the election of a majority of our directors and the determination of all corporate actions. This concentration of ownership could delay or prevent a change in control of the Company. Furthermore, the interests of these shareholders may not always coincide with your interests or the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those of other shareholders.

New investors in our securities will experience immediate and substantial dilution after this offering.

The public offering price of our Common Shares will be substantially higher than the pro forma net tangible book value per share of the outstanding Common Shares immediately after this offering. Based on an assumed public offering price of $5.00 per Common Share and our net tangible book value as of June 30, 2022, if you purchase our Common Shares in this offering, you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately $3.4 per share in pro forma net tangible book value. As a result of this dilution, investors purchasing Common Shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

19

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Common Shares could decline.

If our existing shareholders sell substantial amounts of our Common Shares in the public market following this offering and the expiration of the lock-up agreements, the market price of our Common Shares could decrease significantly. The perception in the public market that our existing shareholders might sell Common Shares could also depress our market price. Upon whole or part exercise of the warrants or Prior Warrants, respectively, we could significantly increase our outstanding Common Shares.

In addition, the holders of Common Shares will have the right, subject to certain exceptions and conditions, to require us to register their Common Shares under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding Common Shares would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. A decline in the price of shares of our Common Shares might impede our ability to raise capital through the issuance of additional shares of our Common Shares or other equity securities.

Since we do not expect to pay any cash dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere or incorporated by reference in this prospectus. Accordingly, investors must rely on sales of their Common Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Common Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether the net proceeds will be used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We currently intend to use the net proceeds of this offering primarily for continuous development of IT technologies for website and mobile app, funding the growth strategies in ETF, developing financial modeling for other emerging markets, sales and marketing activities for our current products and general working capital.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of our analytic research website, launching our ETF advisory business, expanding our research in emerging markets in South America, and the costs of our financial research activities, as well as the amount of cash used in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

20

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our securities would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our securities could decrease, which might cause our stock price and trading volume to decline.

A possible "short squeeze" due to a sudden increase in demand of our Common Shares that largely exceeds supply may lead to price volatility in our Common Shares.

Investors may purchase our Common Shares to hedge existing exposure in our Common Shares or to speculate on the price of our Common Shares. Speculation on the price of our Common Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of our Common Shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Common Shares for delivery to lenders of our Common Shares. Those repurchases may in turn, dramatically increase the price of our Common Shares until investors with short exposure are able to purchase additional Common Shares to cover their short position. This is often referred to as a "short squeeze." A short squeeze could lead to volatile price movements in our Common Shares that are not directly correlated to the performance or prospects of our Common Shares and once investors purchase the Common Shares necessary to cover their short position the price of our Common Shares may decline.

21

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many but not all of these statements by the use of words such as "approximates," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	our ability to continue as a going concern;

•	the size and growth potential of the markets for our products, and our ability to serve those markets;

•	the rate and degree of market acceptance of our products;

•	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

•	impact from future regulatory and legislative changes or developments in the U.S. and foreign countries;

•	our ability to compete effectively in a competitive industry;

•	our ability to obtain funding for our operations;

•	our ability to attract collaborators and strategic partnerships;

•	our ability to continue to meet the listing requirements of Nasdaq;

•	our ability to meet our other financial operating objectives;

•	the availability of qualified employees for our business operations;

•	general business and economic conditions;

•	our ability to meet our financial obligations as they become due;

•	positive cash flows and financial viability of our operations and new business opportunities;

•	ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents and intellectual property;

•	our ability to be successful in new markets;

•	our ability to avoid infringement of intellectual property rights; and

•	the positive cash flows and financial viability of our operations and new business opportunities.
22

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under "Risk Factors." We base our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains financial data related to the corporate / government fixed income market in China and certain other emerging markets. These industry data include projections that are based on a number of assumptions that have been derived from industry and government sources which we believe to be reasonable. We process the data on the financial fixed income market in China in our research and financial analysis model for the individual, corporate and financial institutions investors. The fixed income market may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our financial research and analytical business, and on the market price of our Common Shares. In addition, the rapidly changing nature of the fixed income industry subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

23

DETERMINATION OF THE OFFERING PRICE

We currently expect the offering price to be $5.00 per Common Share being offered by us pursuant to this prospectus. The offering price has been arbitrarily determined by our board of directors and bears no relationship to any objective criterion of value. The price does not bear any relationship to the Company's assets, book value, historical earnings or net worth. In determining the offering price, the board of directors considered such factors as the lack of recent trading prices of the Common Shares, the board's perception of our future prospects, past and anticipated operating results, present financial resources and the likelihood of selling the Common Shares in this offering. Accordingly, the offering price should not be considered an indication of the actual value of the Company or the Common Shares.

As noted above you should not consider the offering price as an indication of value of our Common Shares. You should not assume or expect that, after the offering, our Common Shares will trade at or above the offering price in any given time period. Our stock currently does not trade at all and is not quoted on any market. The market price of our Common Shares could decline during or after the offering. You should obtain advice from your financial advisor before purchasing shares and make your own assessment of our business and financial condition, our prospects for the future, and the terms of the offering.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of Common Shares in this offering will be approximately $14,240,000, after deducting the non-accountable expense allowance and estimated offering expenses payable by us, based on the assumed initial public offering price of $5.00 per share.

We intend to use the net proceeds of this offering as follows.

	Estimated Amount of Net Proceeds US$	Percentage %

Continuous development and investment in IT technologies for website and mobile App	2,848,000	20
Growth Strategies – development of Financial Models for Mutual Funds	2,848,000	20
Development of Financial Models for Other Emerging Markets	3,560,000	25
Sales and Marketing – media, advertising and promotion	2,848,000	20
Working Capital	2,136,000	15
Total	14,240,000	100

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits.

DIVIDEND POLICY

We have never declared or paid any dividends on our Common Shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain any future earnings to fund business development and growth. We do not expect to pay dividends in the foreseeable future.

Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

24

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2022:

•	on an actual as-reported basis; and

•	on a pro forma as adjusted basis to reflect the issuance and sale of 3,000,000 Common Shares by us in this offering at an assumed initial public offering price of US$5.00 per share, after deducting the estimated offering expenses.

	As of March 31, 2022
	Actual	Pro Forma As Adjusted
	US$	US$

Cash and cash equivalents	9,281	15,009,281

Borrowings	-	-

Share capital	2,087,000	17,087,000
Accumulated loss	(463,329)	(463,329)
Total Shareholders' Equity	1,623,671	16,623,671
Total Capitalization	1,623,671	16,623,671

DILUTION

We calculate net tangible book value per common share by dividing the net tangible book value, which is tangible assets less total liabilities, by the number of outstanding common shares. Dilution represents the difference between the portion of the amount per share paid by purchasers of Shares in this offering and the as adjusted net tangible book value per share of our common shares immediately after giving effect to this offering.

After giving effect to the sale by us of 3,000,000 Common Shares at a public offering price of $5.00 per share, our net tangible book value, after deducting estimated offering expenses, at March 31, 2022 would have been $14,829,340, or a book value of $1.60 per common share based on our Common Shares outstanding at March 31, 2022. This represents an immediate increase in net tangible book value of $1.63 per share to the then existing shareholders and an immediate decrease of $3.40 per share to new investors.

	US$	US$
Public offering price per common share		5.00
Net tangible book deficit value per as of March 31, 2022	(0.03)
Increase per common share attributable to existing shareholders	1.63
Pro forma net tangible book value per common share:		1.60

Dilution per common share to new investor in this offering		3.40
25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis ("MD&A") reports on the operating results, financial condition and business risks of Greifenberg and is designed to help the reader understand our results of operations and financial condition for the years ended March 31, 2022 and 2021.

This MD&A should be read in conjunction with the Company's audited consolidated financial statements for the years ended March 31, 2022 and 2021 and the notes thereto (collectively the "Financial Statements") which were prepared in accordance with IFRS as issued by the International Accounting Standard Board ("IASB"). Other information contained in these documents has also been prepared by management and is consistent with the data contained in the Financial Statements. All dollar amounts referred to in this MD&A are expressed in US dollars except where otherwise indicated.

Corporate Overview

Greifenberg Digital Limited is a financial technology (fintech) company using automation, big data and artificial intelligence to deliver credit risk analysis to fixed income markets. We provide a comprehensive, innovative solution to the challenges of managing credit portfolios under a wide range of economic conditions. We do this by providing a suite of risk analytic models for corporate credit, using intellectual property in artificial intelligence algorithms in combination with a proprietary implementation of well-established credit models that draw on both corporate reporting as well as up-to-the-minute market data.

We have a limited operating history. Our business was started in 2020 when Joinstar saw the niche in the market as there was insufficient research and analysis on the debt markets in emerging markets. The emerging markets, including the China fixed income markets, were providing higher yield returns of 3-4% than the 0-2% returns in the United States, Canada and Europe in the fixed income markets. We believed that, with proper and creditable research and analysis, we could develop a financial model and research to serve the investors in the fixed income markets for emerging markets.

In 2021, we spent the time to develop our analytical models for China's debt markets and our interactive website. We also pre-marketed our analytical products with major banks and certain governments in Southeast Asia to gain their feedback. Today, we have completed the initial development of our product on the China's fixed income market and the development of our interactive website; both of these will require continuous development to add features and to modify our products to customer demands. We will also add other emerging markets after raising funds from this offering.

The key driver of our business is to ensure that the information we provide is creditable, and our research is independent and unbiased. Our formula and analysis have been checked and we feel confident that our products will be welcomed by the financial community as another tool they can use for their decision-making process.

In beginning of 2022, we started to market our products using a limited budget. As a new player in the market, we will need more marketing and promotion to reach our target customers. Going forward and upon the completion of a successful capital raise from this offering, we will invest in marketing and promotion of our research and analytical products to international investors. We will seek to provide media coverage on the fixed income markets we operate to draw customers to our website. Both of the above are important to create awareness of our analytical and research products, and how our products could help investors with more data analysis in their decision process.

The Company operates in one operating segment, namely risk analytics for corporate credit.

26

Results of Operations

The following table sets forth our condensed consolidated statements of operations for the periods indicated:

	Year Ended March 31,	Year Ended March 31,
	2022	2021
	US$	US$
Revenues:
Subscription	20,000	-
Total operating revenues	20,000	-
Expenses:
Employee benefit expenses	(86,397)	-
Depreciation and amortization expenses	(46,009)	-
Professional and consulting expenses	(228,136)	(46,774)
Travel and accommodation expenses	-	(8,143)
Other operating expenses	(67,417)	(595)
Office supplies	(667)	-
Exchange (loss) gain	791	-
Total expenses	(427,835)	(55,512)
Operating loss before income tax	(407,835)	(55,512)
Non-operating income:
Interest income	5	13
Other income	5	13
Net loss before income taxes	(407,830)	(55,499)
Income tax credit / (expense)	-	-
Net loss	(407,830)	(55,499)

Comparison of fiscal year ended March 31, 2022 to fiscal year ended March 31, 2021

Revenue

For the year ended March 31, 2022, the Company recorded subscription sales of $20,000 as the Company completed the development of its Credit AI product at the end of January 2022. In the prior year, the Company had no sales as the Company was still developing its business and formulation of its financial analytical models.

Going forward, given the Company recently hired two seasoned salespersons to focus on marketing and sales of our Credit AI product, we expect higher revenue in fiscal 2023.

Other income

Other income was interest income from the operating bank account.

Expenses

The operating expenses for the year ended March 31, 2022 were $427,835 as compared to the prior year of $55,512, representing an increase of $372,323. The increase in total operating expenses was mainly attributable to the following:

•	Development work on the risk analytic models for corporate credit commenced in January 2021 and completed in December 2021. For the year ended March 31, 2022, the Company incurred $353,347 in staff salaries before capitalizing $266,950 to project development costs in intangible assets, leaving a balance of $86,397 as employee benefit expenses on the consolidated statements of operations. In comparison to the prior year, the Company incurred $83,390 in staff salaries that was all capitalized as project development costs in intangible assets.

•	An increase of $46,009 in depreciation and amortization expenses in fiscal 2022 compared to none in fiscal 2021 that was attributable to a 3-month amortization period of the intangible assets since the completion of development in December 2021 and the commencement of the business in January 2022. There was no depreciation and amortization of the intangible assets prior to completion the development.
27

•	An increase of $181,362 in professional and consulting expenses from $46,774 in fiscal 2021 to $228,136 in fiscal 2022 was attributable to the operating period in fiscal 2021 being only for three months (January – March 2021) as opposed to a full 12 months in fiscal 2022.

•	A decrease in travel expenses of $8,143 from 2021 to none in 2022 as there was no overseas travel in 2022.

•	An increase in other operating expenses of $66,822 from $595 in 2021 to $67,417 in 2022 mainly attributable to data feed expenses of about $65,000 in 2022. There were no data feed expenses in 2021.

Income tax

No income tax expenses of were recognized during the year ended March 31, 2022 and 2021.

Net Profit (Loss)

The Company recorded a net loss of $407,830 for the year ended March 31, 2022, compared to a net loss of $55,499 for the year ended March 31, 2021, primarily due to the expenses discussed above.

New, Revised or Amending Accounting Standards and Interpretations

The Company has applied the following standards and amendments for first time in their annual reporting period commencing March 1, 2021:

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•	a practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;
•	permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued; and
•	provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

The adoption of these amendments has not had a material impact on the Company.

Covid-19-Related Rent Concessions beyond June 30, 2021 Amendments to IFRS 16

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16 if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022. The amendment applies to annual reporting periods beginning on or after April 1, 2021. However, the Company has not received COVID-19-related rent concessions but plans to apply the practical expedient if it becomes applicable within allowed period of application.

The adoption of these amendments has not had a material impact on the Company.

28

New standards and interpretations not yet adopted:

A number of new standards, amendments to standards and interpretations issued by the IASB which are not yet mandatorily applicable to the Company have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Company are set out as below and not expected to have a significant impact on the Company's consolidated financial statements. The Company does not plan to adopt these standards until they become effective.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 "Sales or Contribution of Assets between an Investor and its Associate and Joint Venture"	To be determined by IASB

Amendments to IAS 1 "Classification of Liabilities as Current or Non-current"	January 1, 2023

Amendments to IAS 1 "Disclosure of Accounting Policies"	January 1, 2023

Amendments to IAS 8 "Definition of Accounting Estimates"	January 1, 2023

Amendments to IAS 12 "Deferred Tax related to Asset and Liabilities arising from a Single Transaction"	January 1, 2023

Amendments to IAS 16 "Property, Plant and Equipment: Proceeds before Intended Use"	January 1, 2022

Amendments to IAS 37 "Onerous Contracts – Costs of Fulfilling a Contract"	January 1, 2022

Liquidity and Capital Resources

Since the Company's inception, its operations had been financed primarily through the issuance of equity securities. In addition, short term funding of about $244,000 for the period from April 1, 2022 to August 31, 2022 was received from our former major shareholder, IMTE and its associates, that was used for working capital purposes in 2022.

Equity Issuances

The following table summarizes the issuance of common shares during the past two fiscal years. The Company did not issue any shares for share-based payments to compensate the board of directors, executives and employees in the past two fiscal years.

	Fiscal Year	Number of Shares (post share split)	Net Proceeds US$

Share issuance for cash	2021	1,500,000	500,000
Share issuance to acquire intangible assets	2021	1,019,997	339,999
Share issuance for cash	2022	2,361,000	787,000
Share issuance to acquire intangible assets	2022	1,380,000	460,000

Capital Requirements

As at March 31, 2022, the Company had cash of $9,281 and current receivables of $50,699, which was insufficient to cover current liabilities of $251,635. Although the Company has projected revenue from sales over the next twelve months to cover operating expenses, the forecast is a forward-looking statement that involves risks and uncertainties, and actual operating results may be materially different. In order for the Company to implement its business plans and to assure liquidity over the next 12 months, the Company seeks to raise capital under this prospectus and may seek short term financing from its shareholders and investors.

29

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended March 31,	Year Ended March 31,
	2022	2021
	US$	US$
Net cash inflows (outflows) in operating activities	(136,237)	(50,473)
Net cash inflows (outflows) in investing activities	(956,950)	(83,390)
Net cash inflows (outflows) in financing activities	1,095,331	141,000
Net increase (decrease) in cash and cash equivalents	2,144	7,137
Cash and cash equivalents at beginning of year	7,137	-
Cash and cash equivalents at end of year	9,281	7,137

Net cash outflows in operating activities of $136,237 in fiscal 2022 was mainly attributable to increased operating expenses from increased activities during 2022. The cash outflows in operating activities of $50,473 were primarily attributable to losses in operations.

Net cash outflows in investing activities of $956,950 in fiscal 2022 was mainly for the construction of the operation website and project development costs. In fiscal 2021, the net cash outflows for investing activities of $83,390 was mainly for project development costs.

Net cash inflows in financing activities attributable to receipts from the issuance of common shares was $787,000 and $500,000 for the years ended March 31, 2022 and 2021, respectively and amounts due from (to) a related company.

The Company had cash balances of $9,281 and $7,137 as at March 31, 2022 and 2021, respectively.

Research and Development

The Company carried out development work in 2022 and 2021 and issued common shares in two tranches, in lieu of cash payment to finance the development work. The first tranche of 1,019,997 shares (post-split) were issued in 2021 when development work commenced. The Company issued the second tranche of 1,380,000 shares at completion of development work in 2022.

The Company will continue to develop the financial models and formulations using artificial intelligence and machine programming language to augment our data analysis for emerging markets.

Trend Information

We are still a relatively young company and it is not possible for us to predict with any degree of accuracy the outcome of our business in the future. Our operations are mainly dependent on further development and commercialization of our business and technologies.

30

Going Concern

Our independent registered public accounting firm has included a "going concern" explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended March 31, 2022, expressing substantial doubt about our ability to continue as a going concern for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Critical Accounting Policies

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if revision affects current and future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company's consolidated financial statements. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur. See Note 3(p) of the Financial Statements for additional information.

Market Risk Disclosures

The Company did not have any off-balance sheet or derivative contracts during fiscal 2022.

31

BUSINESS

Overview

Greifenberg Digital Limited is a financial technology (fintech) company using big data and artificial intelligence to deliver credit risk analysis to fixed income markets. We provide a comprehensive, innovative solution to the challenges of managing credit portfolios under a wide range of economic conditions. We do this by providing a suite of risk analytic models for corporate credit, applying intellectual property in artificial intelligence algorithms in combination with a proprietary implementation of well-established credit models that draw on both corporate reporting as well as up-to-the-minute market data. Our analytics are delivered via a user-friendly web interface to customer desktops.

Greifenberg's focus is the development of risk analytics for emerging fixed-income markets, with an initial emphasis on China, and eventual coverage of Australia and all the major emerging corporate bond markets in South America and Southeast Asia.

Our initial focus is China's bond market, which is the world's second largest with a market capitalization of about US$19 trillion. Although China's bond market is smaller than the U.S. bond market, real interest rates for government bonds (the difference between the nominal yield and the rate of change of consumer prices) are positive in China and negative in the United States, Europe and Japan; and the aggregate real yield offered in China's fixed income is greater than that of the U.S. bond market. China's credit market should be a magnet for global investors, but foreign participation is discouraged by two related problems: inadequate resources for credit ratings and risk analysis, and poor secondary market liquidity.

Lack of transparency and liquidity have discouraged domestic as well as foreign participation in what we believe to be one of the world's most attractive markets. This presents an opportunity to participate in China's credit market that we believe will be as great or greater than mortgage-backed securities and structured credit in the United States back in the 1980's and 1990's.

Greifenberg's principal executives were pioneers in the development of fixed-income risk models in the United States and Europe, and participants in the revolution in risk analytics that built the modern securities industries. We now apply that experience to China's credit market.

Greifenberg has built a suite of risk analytics combining the credit risk methods, including:

•	a proprietary analytic of corporate financial reports;
•	Contingent Claims Analysis of distance-to-default for issuers of corporate obligations;
•	Machine Learning analysis of corporate financial statements to identify characteristics of obligors with a high probability of default;
•	Artificial-Intelligence based detection of anomalies and fraud in corporate financial reporting;
•	Natural Language Processing of news and social media comments on issuers to measure market sentiment;
•	Decomposition of corporate credit spreads into credit risk and liquidity premia; and
•	Artificial intelligence driven matrix pricing to estimate fair value prices for illiquid bonds.

Greifenberg employs machine learning to identify characteristics of corporate reporting that point to a high likelihood of future default..

Greifenberg Risk Analytics give market participants innovative, state-of-the-art tools for trading and portfolio management of Chinese corporate bonds. They will assist:

•	the trading and sales businesses of broker-dealers,
•	the distribution business of private client services and investment vehicles including exchange-traded funds and mutual funds, and
•	the portfolio management business of asset managers.
32

Greifenberg provides its customers with the ability to measure the probability of severe credit losses both at the level of the individual obligor and the level of a portfolio of corporate bonds or loans. Our models calculate balance sheet strength, probability of default, balance sheet reliability (fraud detection) and market sentiment. Greifenberg's portfolio model generates risk measurements at the portfolio level, including VaR (Value at Risk) due to default and economic capital requirements. Our unique optimization system supports security selection for portfolios under a wide variety of constraints as well as calculation of reserve capital requirements.

Greifenberg's business model is to sell our analytic research report as a subscription-based service, delivered via our proprietary website, www.greifenberganalytics.com. Our potential customers include but are not limited to market participants investing in fixed income products including commercial, investment & global banking, governments and regulatory agencies, corporations, insurance companies, private equity, and investment management firms. Greifenberg will also work with financial institutions to customize services and in some cases to seek collaboration in joint investment and or managed fund activities. Greifenberg is also in the process of setting up an advisory contract for an investment focusing on China's corporate bonds to be listed on the Nasdaq and the ASX in Australia using our financial modelling.

Greifenberg Analytics

The application of quantitative modeling to credit risk began in 1974 with Robert Merton's Nobel Prize-winning work on option theory. Some of the principals of Greifenberg Digital implemented the financial industry's first quantitative models of credit risk at Credit Suisse in 2001 (Credit Underlying Securities Pricing) and Bank of America in 2003 (Credit Option-Adjusted Spread). The advent of machine learning and artificial intelligence adds a new dimension to existing techniques. Data mining of company reports for credit risk used to require months of laborious analysis. Machine learning can now accomplish what used to take months in a matter of minutes.

Greifenberg's application of artificial intelligence does not attempt to mimic human thought. Instead, it speeds up the examination of scores of parameters drawn from issuers' balance sheets and income statements, and performs millions of calculations to determine which values for these parameters have a significant impact on default probability. It is similar to the use of artificial intelligence to examine digitized medical records to determine the susceptibility of patients with certain medical conditions to adverse drug interactions.

The first application of quantitative credit risk models to corporate bond valuation focused on the U.S. credit market. As a value proposition, Greifenberg believes that the large and growing volume of corporate bonds in Emerging Markets offers a new horizon for the application of quantitative modeling. Emerging markets offer higher reward along with higher risk than G7 corporate bond markets, and risk management tools are in urgent demand. China is the second-largest corporate bond market in the world. Below we offer profiles of the largest emerging corporate bond markets that we plan for Greifenberg's model to encompass over time.

Our Growth Strategies

We intend to further grow our business by pursuing the following strategies:

•	Ramping up sales with our North American sales team for our current analytical model in the fixed income market in China.

•	Entering new customer bases and markets.

•	Implementing effective resources management to improve operational efficiency and boost core competency.

•	Designing new products and improving our existing products for our current and future customer base.

•	Design research and analytic products for other emerging markets.

•	Advising investment vehicles including Exchange Traded Funds (ETFs) and mutual funds that invest in emerging market corporate bonds using our analytical model.
33

Our History

Greifenberg Digital Limited was incorporated under the Business Corporations Act of British Columbia on December 20, 2021. One week later, the Company entered into a Share Exchange Agreement with an affiliate, Greifenberg Capital Limited, pursuant to which all the then shareholders of GCL exchanged their shares in GCL for Common Shares in GDL.

Our business originated under GCL, which was incorporated in Hong Kong in July 2019 and was initially 100%-owned by Joinstar Investment Limited. In December 2020, Integrated Media Technology Limited, an Australian company listed on the Nasdaq Capital Markets under the symbol IMTE, entered into a subscription agreement pursuant to which it subscribed to 60% of GCL for a total purchase price of US$1.2 million.

Under the Share Exchange Agreement, all the shareholders of GCL exchanged all their shares for the same proportional number of shares in GDL. Upon consummation of the transaction, GCL became a wholly owned subsidiary of GDL and the former shareholders of GCL became the shareholders of GDL holding the same proportion number of shares in GDL as in GCL prior to exchange.

The following diagram illustrates our corporate structure:

Recent Developments

For the past two years, the COVID-19 pandemic has restricted travel and forced workers to work remotely. Business and operations have been performed remotely and virtually which is not efficient to our financial research business where in person client interaction is most effective. Recently, travel restrictions worldwide have eased, and our sales team has begun to market our products to customers around the world. Insurance companies, pension funds, and government funds all require reliable and creditable data to make their investment decisions. Our sales team can now travel to meet our customers for in person demonstrations of our products. It is not possible for us to predict the duration or magnitude of the adverse results of the pandemic and its effects on our business or ability to raise funds. We expect the proceeds from this offering will allow us to cover any shortfall that we may incur until we build up our business in this pandemic environment.

In August 2022, we signed a technology development agreement with Arpa Infinity Limited to automate the data collection and analyzing process using AI and natural programing language, automate our back-end system, and the development of the platform for other emerging markets. The work will take approximately 10 months and with a total cost of $525,000.

In August 2022, we have signed a Collaboration Agreement with Prasanna Tambe LLC ("PTL"), a consulting firm of Professor Prasanna Tambe of the Department of Decision Science at the Wharton Business School at University of Pennsylvania. The collaboration is to assist review on Greifenberg's financial analytical model for its effectiveness, and provide guidance for any enhancement or improvements, provide research support on Greifenberg's requirement, and help monitor the finance markets and technology trends. Under the terms of the agreement, the Company shall pay PTL $600 per hour and the initial term of the agreement is for 6 months and shall be automatically renewed for a further 6 months unless either party terminates this agreement.

34

In August 2022, we entered into an agreement with Gold Times Holdings Limited, a business services company to provide accounting support and to provide assistance in the preparation of the IPO documents and process. Pursuant to the agreement, we shall pay a total of US$600,000 of which US$300,000 in cash and US$300,000 in shares in the Company issued at the IPO price. We shall pay US$100,000 upon the submission of the prospectus to the SEC and Nasdaq, and the remaining cash and share payments upon a successful IPO listing of our shares on the Nasdaq.

Our Markets

China

China's bond market is the world's second largest with a market capitalization of about US$19 trillion. according to Morningstar. The onshore (local currency denominated) credit market has a market value of $12.3 trillion according to Bloomberg, including corporate as well as local government and quasi-government debt. According to the Asian Development Bank, outstanding corporate debt reached $6.7 trillion in June 2022.

Foreign ownership of Chinese bonds nearly doubled during 2017 and 2018 and is likely to increase more rapidly. 2,307 institutional investors were registered for direct trading in Chinese bonds through Bond Connect as of November 2020, and 612 institutional investors now are trading in the interbank bond market according to the official Chinese newspaper China Daily.

Although China's bond market is smaller than the one in the United States, real interest rates for government bonds (the difference between the nominal yield and the rate of change of consumer prices) are positive in China and negative in the United States, Europe and Japan, and the aggregate yield offered in China's fixed income is greater than that of the U.S. bond market. China's credit market should be a magnet for global investors, but foreign participation is discouraged by two related problems, namely inadequate resources for credit ratings and risk analysis, and poor secondary market liquidity.

The International Capital Markets Association found in a January 2020 survey: "Interviewees complain of very little transparency and price visibility in the secondary credit markets, making it difficult to know where to go to find prices. They report that many Tier 1 banks limit their market-making capacity in credit to perhaps only the 20-or-so most liquid issues, with a skew towards financials. Meanwhile, less liquid issues tend to be traded by the Tier 2 or Tier 3 banks and securities houses, and even then, interviewees note that this tends to be more in a broking capacity than as a true market-maker."

Lack of transparency and liquidity have discouraged domestic as well as foreign participation in what should be one of the world's most attractive markets. Only one ETF invests in Chinese high-yield bonds, the Kraneshares CCBS China Corporate High Yield ETF, and its net assets are only $7.84 million. The Kraneshares fund subsequently was reorganized to an Asia Pacific High Yield Fund. Uncertainty rather than performance is the main barrier to investor sponsorship of China's credit market.

35

Two Chinese Credit Markets

China's credit market is split into two markets, as the histogram below illustrates.

Yield Distribution of 5,100 RMB Corporate Bonds
Number of Observations
200
180
160
140
120
100
80
60
40
20
0
1.9
2.4
2.9
3.4
3.9
4.4
4.9
5.4
5.9
6.4
6.9
7.4
7.9
8.4
8.9
9.4
9.9
10.4
10.9
11.4
Current Yield

Source: Eastern Wealth

•	There are two universes of Chinese credit, one (as represented by the peaks in the number of observed yields on the left side of the chart) is composed of bonds of quasi-governmental entities and policy banks, with an average yield of about 4%; the other (as represented by the peaks on the right side of the chart) is composed of bonds by corporate issuers with an average yield of about 7%.

•	Illiquidity and lack of transparency characterize the bonds on the right side of the distribution.

Huarong Asset Management and Property Issuers Show Need for Risk Analytics

Recent volatility in the price of bonds issued by Huarong Asset Management, the legacy portfolio of the Industrial and Commercial Bank of China's distressed assets, illustrates the problem. The job of distressed asset managers is to either liquidate or recapitalize troubled companies and raise salvageable businesses out of distress. If investors do not have the tools to assess the risk of high-yield companies, they will stay clear of distressed companies. In late 2021, several of China's leading property companies, the largest group of issuers in the high-yield market, became distressed. Bondholders suffered severe losses. In these and other cases, the credit quality of issuers was not adequately captured by Chinese and international rating agencies. Risk analytics that embody advanced technology can substantially improve risk assessment and increase participation in China's high-yield market.

Greifenberg's risk models provided early warning signals for almost all Chinese property bonds that defaulted in 2021 and 2022. Rigorous back testing shows that investors who used these risk warnings to avoid bonds flagged by the Greifenberg models would have achieved positive returns in a market that suffered overall negative returns. Distress in China's property sector and the predictive power of Greifenberg's models make a strong business case for the timeliness and the commercial value of our product.

China is eager to improve credit market liquidity.

•	In April 2021, China's securities regulator announced that high-yield corporate bonds could be pledged as collateral in the interbank repurchase-agreement market, an incentive to improve liquidity. The absence of reliable risk measurement, though, remains a crucial barrier to improved market liquidity.

36

•	In December 2020 China's largest rating agency, China Chengxin International Credit Rating Co., was suspended for three months after a state-owned utility, Yongcheng Coal, defaulted on a short-term RMB 1 billion bond issue shortly after the agency assigned the bond a top AAA rating. China's National Development and Reform Commission had ranked the suspended firm as the best among the country's credit rating agencies, and it was the largest provider of ratings during the third quarter of 2020.

Risk Measurement is the Key to Unlocking the Value of Chinese Credit

We believe the key to unlocking the underlying value of China's corporate bond market is risk measurement. That is not a uniquely Chinese problem.

As recently as the early 1980's, what was then the largest fixed income market in the world, the market for U.S. home mortgage lending, was entirely illiquid. Mortgages were held as long-term portfolio investments by more than 11,000 savings institutions who lacked the capital markets access and capacity to manage interest rate risk. The sharp rise in U.S. interest rates during the early 1980s made almost all the savings institutions insolvent.

•	By the late 1980s, US mortgages had become one of the world's most liquid fixed-income markets with broad global participation, due to legislation enacted in 1981 that created mortgage-backed securities and gave rise to a liquid secondary market in home mortgages.

•	Mortgage cash flows are complex, and the advent of Option-Adjusted Spread models made available through financial institutions gave investors a standard gauge of risk compensation across a wide variety of securities.

•	The profit opportunity for the financial sector made fixed income the main source of brokerage industry revenues for the next two decades.

During the early 2000s, modelling of corporate bond default risk created a multi-trillion-dollar market in structured credit products, including Collateralized Debt Obligations ("CDOs").

•	As in the earlier case of mortgage-backed securities, quantitative risk models made possible the distribution of the cash flows of pools of corporate obligations to different investors with different risk tolerances and income requirements.

•	Issuance of CDOs globally rose from US$65 billion in 2000 to US$431 billion in 2006.

Our systems now include more than 30,000 individual Chinese corporate bonds, for which we provide:

1)	Matrix pricing (price estimation based on the observed prices for instruments of similar risk and maturity) for illiquid bonds, which comprise a large proportion of all Chinese corporate bonds;
2)	Contingent Claims Analysis default probability for bonds with associated traded equity;
3)	Proprietary credit scoring;
4)	Artificial intelligence-based estimation of balance sheet reliability; and
5)	A machine learning model that employs artificial intelligence algorithms to identify "markers" in corporate reporting that are likely to lead to default.

As noted, the predictive power of our suite of models has been rigorously back-tested. During the volatile corporate credit market of 2021, Greifenberg's models provided advance signals for almost all the corporate bond defaults in the Chinese market.

37

Greifenberg's coverage of emerging markets will soon incorporate the issuers of debt securities in Asia and Latin America. The outstanding debt securities of the largest emerging markets (along with the developed market of Australia are shown in the following table:

Debt Securities Outstanding (Millions of U.S. Dollars)

Source: Bank for International Settlements

Australia

Greifenberg Digital plans to develop the following business verticals in Australia:

1)	Analysis of Australian corporate bonds as a service for global money managers;
2)	Fund management advisory services through several vehicles including ETFs;
3)	Risk management services for Australian financial institutions; and
4)	Risk and relative-value analysis of Asian corporate bonds.

Australian corporate bond market

With more than $1.4 trillion of outstanding issues, Australia's corporate bond market is one of the world's largest and most liquid. Australia's corporate bond market is an important funding source for overseas companies, with $544 billion of foreign issues outstanding. The Australian bond market benefits from a strong currency, a trustworthy legal system and regulatory regime, and a supportive political and institutional environment. An October 2021 report by a Committee of the Australian Parliament noted: "The Australian Financial Markets Association (AFMA) articulated the benefits of a vibrant corporate bond market that can provide ¡®a secure, flexible and reliable source of finance.' AFMA highlighted how corporate bonds can provide an alternative to bank loans and equity (shares) and minimize the risks of funding shortages through the diversification of investments."

Greifenberg Digital plans to incorporate the universe of Australian bond issuers into its credit risk models, both as a service to global investors who invest in Australian securities, as well as a service to foreign investors. Australia is one of the world's largest destinations for foreign investment. Foreign investment in Australia reached AUD3,990.9 trillion in 2020 according to a report of the Department of Foreign Affairs and Trade. That is much larger than total foreign investment in 2020 in much larger economies. According to the same report, foreign investment was US$1,918.8 trillion in China, US$1,059.3 trillion in Germany, and $1,099.9 trillion in Canada.

Greifenberg Digital's business plan envisions inclusion of all the major Asian bond markets in our credit models, including South Korea, Malaysia, Philippines, Thailand and Singapore. Cross-border issuance in APAC countries will make the Australian market a nodal point for corporate bond issuance and trading throughout the region, and analytic coverage of the Australian dollar corporate bond market is a requirement for complete coverage of regional corporate bond markets.

Fund Management

Australia has a large and robust fund management industry, with AUD4.11 trillion under management at the end of 2021, an increase from AUD4 trillion at the end of 2020. A growing portion of the funds management industry consists of Exchange-Traded Products ("ETPs") and ETFs. According to a 2022 report of the Australian Securities and Investments Commission, "There has been steady growth in both funds under management and the number of ETPs available on the market in Australia. ETPs, especially ETFs, are increasingly popular with retail investors and self-managed superannuation funds (SMSFs)." Approximately twenty-five Fixed Income funds for Australian-dollar investments presently are traded on the ASX, including cash funds, Australian government bond funds, corporate bond funds. In addition, the ASX trades ETFs concentrating on global securities, including emerging markets debt.

38

The Company anticipates that it will develop a business vertical in fixed-income asset management employing its risk and relative value models. It may do so either in joint venture with other firms or as a standalone business. It is anticipated that the management of ETPs will be an important vehicle for the Company's fixed-income management activities. The ASX already provides a strong platform for ETFs in a growing market for asset management products, and represents an optimal venue for the Company's future activities.

Benefits to Australian Securities Markets

Greifenberg Digital provides an interlocking suite of risk models that help investors judge the risks and rewards of corporate bonds. According to opinions of market experts solicited by the Committee on Tax of Revenue of the Parliament of Australia, greater transparency and liquidity would benefit Australia's corporate bond markets and its investors. The Company's offering of objective, quantitative and transparent risk management tools may be of benefit to the Australian bond market.

The Committee on Tax and Revenue "received strong evidence suggesting that the opacity of the market continues to limit the uptake of corporate bonds." It cited the view of the National Australia Bank Ltd that ¡®greater disclosure and transparency of information would ultimately generate more interest in fixed income and greater availability of product,' including retail investor access to credit rating reports. It added that "the lack of readily available information about corporate bonds has had an impact on investors' confidence in them, and in the growth of the market."

Australia's Corporate Bond Market

There were 2,759 corporate bonds outstanding in Australia's corporate bond market as of May 15, 2022. Most of the issues are investment grade.

Distribution of Australian Corporate Bond Coupons
Number of Observations
600
500
400
300
200
100
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
Corporate Bond Coupon

Source: Bloomberg (May 16, 2022)

We believe Greifenberg's suite of credit analytics is well suited to analysis of the higher-yielding portion of the Australian corporate bond market, including mining and raw materials issuers subject to a higher-than-average degree of market volatility.

39

Brazil

Brazil's corporate debt market includes nearly 2,500 individual issues with widely differing risk characteristics, offering coupons of 2% to 15% (see distribution chart below). The Brazilian market consists of two different markets, a low-yielding, high-quality market and a high-yielding, higher risk market.

224 Brazilian bonds are represented in the Bloomberg Barclay's Emerging Market Bond Index out of 2185 index members. Brazilian debt is therefore one of the largest components of the investible emerging market universe with significant foreign sponsorship.

Brazil Corporate Bond Coupons, February 2022
Number of Observations
0
50
100
150
200
250
300
350
400
450
500
2
2.5
3
3.5
4
4.5
5
5.5
6
6.5
7
7.5
8
8.5
9
9.5
10
10.5
11
11.5
12
12.5
13
13.5
14
14.5
15
Bond Coupon

Source: Bloomberg May 16, 2022

Brazil has undergone substantial political and monetary instability during the past several years. Nonetheless, the capital market has continued to function well. New offerings and market liquidity have both improved. The aggregate volume of securities offerings in the Brazilian capital market reached a record during in the six-month period ending on June 30, 2021, representing a 65% increase above the previous year's level of new offerings.

Trading volume and liquidity are increasing, with total turnover in Brazil's capital markets reached 304,6 billion reais between January and July 2021 according to the ANBIMA database.

Brazil's central bank has taken aggressive action to reduce inflation and stabilize the national currency during the past two years. The Brazilian real has risen from 5.8 to the U.S. dollar in May 2020 to about 5 to the dollar in May 2022, reflecting a successful anti-inflationary monetary policy. This has increased foreign interest in Brazil's fixed income markets. The government plans additional measures to increase foreign sponsorship in its bond market. Reuters reported on February 16, 2022 that Brazil will offer an income tax exemption for foreigners investing in domestic corporate bonds, in order to lower financing costs hoping to lower financing costs for local firms at a time of rising interest rates. Reuters reported that "officials are drafting regulations aimed at expanding the access of Brazilian companies to foreign capital" by aligning the tax treatment given to corporate bonds with the one already applied to equity investments by non-residents. By opening the door for more foreign investment in Brazil's capital markets, the country hopes to attract dollars and strengthen the local currency, which would help to ease double-digit inflation."

40

In April 2022, Brazil's Congress passed legislation providing for a transparent and simplified legal framework for foreign investors in Brazil. On April 28, 2022, the newsletter of the International Bar Association reported:

"After more than two years of going through the Brazilian Congress, at the end of last year Law No 14.286 of 29 December 2021 was enacted to revamp, simplify, and consolidate the existing legislation regarding the Brazilian foreign exchange market, Brazilian capital investments abroad and foreign capital investments in Brazil.

Most of the Brazilian laws applicable to the foreign capital investments and the foreign exchange market were developed over periods of foreign currency shortages and restrictions on the country's balance of payments. Such laws were rigid and often provided for obsolete rules that intended to establish foreign exchange controls and price fixing, measures that are currently incompatible with the globalized economy focused on productive investment and free flow of capital.

The new foreign exchange law provides for a deep restructure because it definitely wipes out the ties that obstructed the adoption of modern concepts compatible with the global guidelines recommended by the Organization for Economic Cooperation and Development, simultaneously providing simplicity and greater legal certainty."

Economic and regulatory improvements should increase foreign sponsorship of the Brazilian corporate bond market and create demand for analytical resources to support investment in this asset class. In addition, a large proportion of corporate bond issuers also issue traded equity. Brazil's equity derivatives market is extensive and liquid. This provides a wide range of data inputs for Greifenberg's risk models.

Mexico

We believe that global interest in Mexican corporate bonds is strong. 134 Mexican corporates are represented in the Bloomberg Barclay's Emerging Market Corporate Bond Index, out of 564 corporate bonds listed in the Bloomberg database. Coupons on Mexican corporate debt ranges from 2.5% to 12.5% reflecting a wide range of risk. A large proportion of the corporate bond universe comes from issuers who also are represented on the equity and equity derivatives market, providing a strong set of inputs for Greifenberg's risk models.

Mexico Corporate Bond Coupon Distribution
Number of Observations
Bond Coupon
0
10
20
30
40
50
60
70
80
90
100
2
2.5
3
3.5
4
4.5
5
5.5
6
6.5
7
7.5
8
8.5
9
9.5
10
10.5
11
11.5
12
12.5

Source: Bloomberg (May 16, 2022)

41

The debt market is Mexico's most active capital market, including issues from banks, finance companies, private companies, state governments and municipal governments. According to the Banco de M–¦xico's Working Paper 2021-20 (December 2021):

"The market has been concentrated in highly rated firms, although it has gradually become more heterogeneous. The number of firms in the domestic debt market has increased from around 40 firms to close to 100 firms, only the size of the market has grown (in terms of amount outstanding) but also new firms have entered the market. The market has been dominated by high quality firms, although it is more evenly shared among firms with AAA and AA or A ratings. Simultaneously, firms with CCC or below ratings have increased their market share, showing that not only more firms, but also more diverse firms have entered the market."

Global interest in the Mexican bond market began to grow after Mexican sovereign debt was included in the Russell World Government Bond Index in 2010. Meanwhile Mexico's securities market has become a source of financing for the domestic economy. The Mexican central bank paper adds that:

"domestic business financing through securities¡ has more than doubled in size and represents around 2% of GDP as of March 2020, reaching an outstanding amount of around $28 billion as of March 2020. While by the end of 2009 only a small part of the bonds were in Mexican pesos and at a fixed coupon rate, by 2020 this type of securities represented the main share of the market. The latter is related with the previously mentioned development of fixed-income markets that benefited from low and stable levels of inflation."

42

India

The Indian corporate bond market includes 5,000 individual issues with coupons ranging from 1.5% to 20%, reflecting a broad and diverse offering of risk and reward. Of these, 91 issues are included in the Bloomberg Barclay Emerging Market Bond Index. That reflects a high degree of sponsorship of the Indian domestic bond market by foreign investors, although this is concentrated mainly in the lower risk segment of the market. The average coupon of Indian corporate bonds represented in the Bloomberg Barclay Index is 7% compared to a market average of 9.4%. The higher-yielding segment of the Indian corporate bond market represents a substantial opportunity for foreign investors to enhance yield provided that appropriate risk/reward measurements are applied. We believe that the application of Greifenberg's suite of credit models is highly appropriate for the Indian corporate bond market.

India Corporate Bond Coupon Distribution
Number of Observations
800
700
600
500
400
300
200
100
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
Corporate Bond Coupon

Source: Bloomberg (May 16, 2022)

Representation of Indian corporate bonds in global bond indices is expected to increase. In expectation of increased representation of Indian corporate bonds in global benchmarks, foreign investors have increased their purchases of Indian debt. On December 21, 2021, The Economic Times of India reported that foreign bonds:

"bought more of local debt than stock in a year that shattered all records – of IPO proceeds, unicorn valuations or SIPs. Foreign funds bought bonds worth around $4.5 billion under Voluntary Retention Route (VRR). By contrast, their net stock purchases amounted to $3.9 billion this year, showed data from NSDL. Indian bond returns have been stable. Globally, bonds reportedly yielded negative returns of 5 per cent in 2021."

We believe foreign sponsorship of the Indian corporate bond market is likely to increase demand for risk analytics.

43

Indonesia

Indonesia's corporate bond market includes 1,274 individual issues. Of these, 110 are represented in the Bloomberg Barclay Emerging Market Bond Index. The bonds represented in the index are generally of higher equality, with an average coupon of 5.27%, compared to an average coupon of 8.06% for the Indonesian corporate bond market as a whole. Strong foreign interest in the Indonesian market as reflected in index representation should be extended to the higher-yielding portions of the market with the application of robust risk analytics.

Indonesia Corporate Bond Market Coupon Distribution
Number of Observations
300
250
200
150
100
50
0
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
Bond Coupon

Source: Bloomberg (May 16, 2022)

According to the Asia Development Bank's report, dated December 2021, The Bond Market in Indonesia, "Indonesia's Financial Services Authority ("OJK") has prioritized the development of the corporate bond market ecosystem by building strong domestic investor and issuer bases. OJK views that strengthening such domestic bases is "important for the stability of the capital market and Indonesia's overall monetary, fiscal, and financial systems." The size of the Indonesian local currency bond market doubled between June 2016 and June 2021. Corporate bonds outstanding by increased by 50% during that period. Foreign investors owned IDR 997.41 trillion (about US$68 trillion) as of the end of 2020.

Government policy is supportive of the development of the corporate bond market. According to the Asia Development Bank: "The Ministry of Finance (MOF), BI, and OJK co-authored the National Strategy for Financial Market Development, 2018–2024, published on 15 January 2019. The strategy is officially known as the National Financial Market Development and Deepening Strategy (SN-PPPK). The bond market is one of six focus market segments named in SN-PPPK." The government plan lists "seven objectives for the corporate bond market, plus additional goals for the money market¡. An increase in the number of issuers and the broadening of the investor base is a common goal in all three phases."

At present, Indonesia's corporate bond market is dominated by the largest issuers. DBS Bank wrote in a June 2021 profile of the Indonesian market, "By late last year, the aggregate bond stock of Indonesia's 30 largest corporate bond issuers accounted for 73% of the total outstanding bonds, at IDR310trn, led by seven state-owned firms, and half of these 30 were from banking and finance." Under the government's program to expand the bond market, though, a wider range of issuers including more higher-yielding obligors will enter the market. Greifenberg views the supportive government environment and strong existing global sponsorship of the Indonesian corporate bond market as an opportunity for our risk analytics.

44

Malaysia

Malaysia's corporate bond market is a comparatively low-risk, low-yielding market dominated by parastatal issuers. The distribution of bond coupons shows a tighter grouping in a lower yield range than other emerging markets. It is less a source of incremental yield for global bond investors than a relatively safe haven with higher yields than credits of comparable quality in the G7 nations, and a portfolio diversifier for an international portfolio of emerging market corporate bonds. Although 2,185 individual corporate issuers are outstanding, only 26 issues are represented in the Bloomberg Barclay Emerging Market Bond Index.

The largest 30 corporate bond issuers in Malaysia accounted for a total of MYR445.9 billion of corporate bonds outstanding at the end of 2020, or 60.6% of the l corporate bond market. The national mortgage agency Danainfra Nasional was by far the largest issuer, with MYR71.6 billion (9.7% of total local currency corporate bonds outstanding). By industry, bank and finance companies made up the largest share (53.1%) of the top 30 issuers with MYR236.9 billion issuance of local currency corporate bonds.

Malaysia Corporate Bond Market Coupon Distribution
Number of Observations
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1
2
3
4
5
6
7
8
9
10
11
12
Bond Coupon

Source: Bloomberg (May 16, 2022)

Malaysian Ringgit-denominated bonds have a very low correlation to US Treasury yields. Bloomberg News reported on February 23, 2022, "Overseas investors bought $1.1 billion of the country's bonds in January, the most in nine months, while local demand got a boost from institutional investors seeking assurance that only government securities provide. The relentless buying kept the nation's debt insulated from the selloff in U.S. Treasuries, with the correlation between the 10-year benchmarks dropping close to zero, signaling no interdependence."

45

Thailand

Thailand's corporate bond market includes 1,807 outstanding issues. Eighteen of these issues are included in the Bloomberg Barclay Emerging Market Bond Index. Thai corporate bond yields are concentrated in the lower end of the yield spectrum, although there are a significant number of high yield issuers. Foreign investors bought 144 billion baht ($4.31 billion) of Thai bonds last year, with foreign holdings hitting a record level of about 1.03 trillion baht ($30.85 billion), or 6.8% of the total, by the end of 2021, Reuters reported January 12, 2022.

Distribution of Coupons of Thai Corporate Bonds
600
500
400
300
200
100
0
Number of Observations
2
3
4
5
6
7
8
9
10
11
12
13
14
Corporate Bond Coupon

Source: Bloomberg (May 16, 2022)

Thai authorities are supportive of capital market transparency and foreign investment in Thailand. According to Asian Development Bank, Thailand's strategic plan will increase market transparency and regulatory oversight. Its objections include:

1) building a capital market ecosystem conducive to sustainable development;

2) promoting financial well-being for the public through savings and long-term investment for retirement;

3) supporting growth and financing small and medium-sized enterprises and start-ups;

4) enabling a regulatory framework and international connectivity to enhance competitiveness and create opportunities;

5) implementing digital technology to increase the capital market's capacities and supervision;

6) enhancing supervision and effective enforcement in the Thai capital market;

7) ensuring systemic risk management in a timely manner; and

8) supporting liquidity enhancement tools for businesses affected by the COVID19 crisis.

46

Our Competitive Strengths

Greifenberg Digital has a unique combination of intellectual property, expertise and human capital. Some prospective competitors offer risk analytics that approximate some of our suite of models, but we are not aware of any competitors having the full scope of Greifenberg's technology. Some of our key proprietary technologies include:

•	Greifenberg's machine-learning approach to identifying markers for prospective credit distress is a unique artificial intelligence-driven approach that sets Greifenberg apart from prospective competitors.
•	Greifenberg's unique Value at Risk due to default measurement for corporate bond portfolios provides a risk management tool that to our knowledge is not offered by prospective competitors.
•	Greifenberg's portfolio optimization module incorporates sophisticated mathematical techniques to generate closed-form solutions for tail risk in credit portfolios, allowing the user to rapidly select an optimal portfolio of assets given any set of constraints.
•	Greifenberg's Matrix Pricing module allows users to approximate the price of illiquid securities on the basis of observations of traded bonds.
•	Greifenberg's reputation and recognition achieved by our experienced executive team from their previous success in this space.
•	Greifenberg's network of contacts with leading North American financial institutions.

In addition, Greifenberg has spent a year evaluating emerging market bond price reporting, identifying common sources of errors in markets with challenged liquidity. This knowledge base sets a high threshold for any prospective competitor.

China's Opportunity is One of the Biggest in Market History

China's credit market presents an opportunity as great or greater than mortgage-backed securities and structured credit in the United States.

Greifenberg Digital's principals were pioneers in the development of fixed-income risk models in the United States and Europe, and participants in the revolution in risk analytics that built the modern securities industries. We now apply that experience to China's credit market, with specifically Chinese characteristics.

Greifenberg has built a suite of risk analytics combining the credit risk methods, including:

1)	A proprietary analytic of corporate financial reports;

2)	Contingent Claims Analysis of distance-to-default for issuers of corporate obligations;

3)	Machine learning analysis of corporate financial statements to identify characteristics of obligors with a high probability of default;

4)	Artificial intelligence based detection of anomalies and fraud in corporate financial reporting;

5)	Natural Language Processing of news and social media comments on issuers to measure market sentiment;

6)	Decomposition of corporate credit spreads into credit risk and liquidity premia; and

7)	Artificial intelligence driven matrix pricing to estimate fair value prices for illiquid bonds.

Greifenberg employs machine learning to identify characteristics of corporate financial reports that point to high risk of future default.

Greifenberg Risk Analytics give market participants the most advanced available tools for trading and portfolio management of Chinese corporate bonds. They will assist:

1)	The trading and sales businesses of broker-dealers,

2)	The distribution business of private client services and ETFs, and

3)	The portfolio management business of asset managers.
47

Greifenberg's presently offers a full-service solution for investors in Chinese corporate bonds. We anticipate that our database and analytical models will rapidly expand to cover the most important emerging corporate bond markets.

The same methods can be applied to credit markets outside of China.

Market and Competitive Landscape

The market for credit risk analysis in China is in early stages of development. There is presently no competitor who offers a credit risk management system comparable to Greifenberg's.

China's ratings agencies have poor credibility. Earlier this year China's largest rating agency, China Chengxin International Credit Rating Co., was suspended for three months after a state-owned utility, Yongcheng Coal, defaulted on a short-term RMB 1 billion bond issue shortly after the agency assigned the bond a top AAA rating. That leaves a vacuum which no other firm has filled.

The application of artificial intelligence to "Big Data" sets is frequently cited in advertising by credit firms, but the credibility of such systems remains low. According to reports in Chinese business media, the decision of Chinese regulators to postpone the planned IPO of Ant Financial in November 2020 reflected in part lack of confidence in the company's credit risk management systems, which were widely believed to represent the state of the art.

What distinguishes Greifenberg's approach is the simultaneous use of several risk filters and a machine-learning overlay that weights the relevance of each risk filters by its actual predictive value in anticipating credit events. Several prospective competitors offer one of the risk filters employed by Greifenberg, but Greifenberg is unique in employing all of them. These include:

1)	Natural Language Processing ("dynamic ontology") of news and social media as well as government publications;

2)	Contingent Claims Analysis (based on options theory and observed equity price movements and balance sheet structure);

3)	Analysis of reported corporate information;

4)	Fraud detection (based on artificial intelligence analysis of the whole credit universe); and

5)	Corporate governance analysis ("ecosystem scoring").

The American ratings agency Standard and Poor's has developed a National Language Processing "sentiment index" based on published comments on corporate bond issuers (the "S&P system"). The S&P system appears to lack the capacity to track regulatory risk, an important factor in China's bond market. CB Insights provides Natural Language Processing but concentrates on "venture capital, start-ups, patents, and partnerships" rather than on credit.

None of our prospective competitors currently combine Contingent Claims Analysis with machine-learning enhancement of financial statement analysis along the lines of Greifenberg's "meta-model." Several competitors perform analysis of reported corporate information. This is limited by the quality of available data. There are numerous companies providing financial data but their impact is limited by data quality.

We believe the one prospective competitor with capabilities closest to Greifenberg is China Securities Credit Investment ("CSCI"), in association with Oliver Wyman. However, CSCI is also limited by several factors, most importantly its association with Pengyuan, one of China's oldest credit rating systems. Existing ratings agencies have not performed well during the default wave of the past year, and Pengyuan was fined by the People's Bank of China in January 2021 for operating without a proper license and failing to file timely updates. According to the Business Information Industry Association, regulators in doing so were "delivering a severe reprimand to the financial data industry."

48

The poor performance of China's credit rating agencies provides a unique opportunity for Greifenberg's approach. The problems of China's existing fintech sector indicate that Greifenberg faces little hurdles to market entry.

The biggest issue we face is that a large competitor might seek to reproduce our system and market it in competition with Greifenberg. That could work to our advantage as well as disadvantage, provided that we conduct a rapid and effective branding exercise.

Future Development

Greifenberg management has had extensive communication with Asian and other central banks regarding application of our risk analytics. The regulatory authorities of the countries in the region are committed to increasing the transparency, liquidity, and reliability of local currency capital markets. More efficient capital markets lower the cost of capital for borrowers, facilitate portfolio diversification, attract increasing flows of domestic as well as foreign capital, and contribute to economic development in many ways. Our business model is designed to set in motion a virtuous cycle in which regulators look favorably on the adoption of objective and reliable quantitative analytics, and private investors adopt such analytics with the encouragement of regulators. This virtuous cycle can create a network effect which leads to widespread adoption of quantitative risk measures.

An example of such a network effect is the evolution of the now-ubiquitous standard of Value at Risk (VaR). VaR is used by financial institutions and regulators to calculate mark-to-market risk. Mark-to-market risk is only one way of calculating portfolio risk and the capital requirements that arise from portfolio risk. It addresses only the current pricing of the portfolio, not the probability that loans in the portfolio will actually pay scheduled cash flows rather than default. Nonetheless it became an indispensable tool for the financial industry. As a 2002 history of VaR reported:

"By the 1980's, a need for institutions to develop more sophisticated VaR measures had arisen. Markets were becoming more volatile, and sources of market risk were proliferating. By that time, the resources necessary to calculate VaR were also becoming available. Processing power was inexpensive, and data vendors were starting to make large quantities of historical price data available. Financial institutions implemented sophisticated proprietary VaR measures during the 1980's, but these remained practical tools known primarily to professionals within those institutions. [Source: "History of Value-at-Risk" by Glyn A. Holtonvg.]

"During the early 1990's, concerns about the proliferation of derivative instruments and publicized losses spurred the field of financial risk management. JP Morgan publicized VaR to professionals at financial institutions and corporations with its RiskMetrics service. Ultimately, the value of proprietary VaR measures was recognized by the Basle Committee, which authorized their use by banks for performing regulatory capital calculations." [Source: "History of Value-at-Risk" by Glyn A. Holtonvg.]

As noted, Value-at-Risk calculates the likelihood of portfolio price change and P&L variation based on observed prices. Greifenberg's suite of analytics adds another dimension, namely Value-at-Risk due to default at the portfolio level. Conventional VaR applies to mark-to-market risk for trading portfolios. Greifenberg VaR due to default measures default risk for hold-to-maturity portfolios of corporate bonds as well as bank loans. We hope to achieve a similar network effect for this additional measure of VaR comparable to the early success of RiskMetrics, with a commensurate rise in valuation for our business. RiskMetrics was spun off in 2008 in an IPO with a valuation of $245 million. In March 2010, MSCI purchased RiskMetrics for $1.55 billion.

Regulatory Environment

We do not anticipate that our business model, which is based on the sale of analytical models and advice to market participants, will require regulatory approval or licenses to conduct business.

Employees

As of March 31, 2022, we had five full-time employees and six part-time employees. Six of our employees were located in New York, with two part time employees performing sales functions, three full time employees performing research and development functions, and one part-time employee performing marketing function. Of the remaining five employees, one full time and two part-time employees were located in Vancouver, British Columbia, Canada, performing administration, accounting, finance and human resources functions, one full time staff in Hong Kong performing marketing and sales functions, and one part-time staff in Australia performing marketing function.

As of March 31, 2021, we had five full-time employees and two part-time employees. Four of our employees were located in the United States performing research and development functions. The remaining one full time employee was located in Hong Kong performing data research and market analysis. The remaining 2 part time employees were located in Hong Kong performing administration and finance and human resource functions.

49

Intellectual Property

Greifenberg develops its own intellectual property in the formula and process for our analytic modelling. The Company is currently registering, pending approval, for the trademark "Credit AI" in the U.S.A.

Seasonality

The Company does not experience any effects of seasonality it its business. Our products and services are designed for the financial markets worldwide and therefore, we do not expect to have any shifts in our sales patterns during the year.

Facilities

The Company is headquartered at Suite 7061, 31 West 34th Street, New York, New York 10001, with approximately 1,000 square feet of space. The lease on this New York office is for a 6-month term, commencing June 1, 2022 at a monthly rent of US$1,500.

The Company also has a 100 square foot service office in Richmond, British Columbia, Canada. The lease on this office is on a month-to-month basis for a rent of approximately US$650 per month.

In Australia, the Company has a shared office in Adelaide on a month to month rent free arrangement.

Material Contracts

Technology Development Agreement with Arpa Infinity Limited

In August 2022, we signed a technology development agreement with Arpa Infinity Limited to automate the data collection and analyzing process using AI and natural programing language, automate our back-end system, and the development of the platform for other emerging markets. The work will take approximately 10 months and with a total cost of $525,000.

Collaboration Agreement with Prasanna Tambe LLC

In August 2022, we have signed a Collaboration Agreement with Prasanna Tambe LLC ("PTL"), a consulting firm of Professor Prasanna Tambe of the Department of Decision Science at the Wharton Business School at University of Pennsylvania. The collaboration is to assist review on Greifenberg's financial analytical model for its effectiveness, and provide guidance for any enhancement or improvements, provide research support on Greifenberg's requirement, and help monitor the finance markets and technology trends. Under the terms of the agreement, the Company shall pay PTL $600 per hour and the initial term of the agreement is for 6 months and shall be automatically renewed for a further 6 months unless either party terminates this agreement.

Consulting Agreement with Gold Times Holdings Limited

In August 2022, we entered into an agreement with Gold Times Holdings Limited, a Hong Kong business services company to provide accounting support and assistance with our initial public offering ("IPO"). Pursuant to the agreement, we will pay a total of US$600,000 of which US$300,000 will be in cash and US$300,000 in Common Shares issued at the IPO price. We must pay US$100,000 upon the submission of our registration statement to the SEC and Nasdaq, and the remaining cash and share payments upon a successful listing of the Common Shares on the Nasdaq.

Legal Proceedings

From time to time, we are involved in litigation or other legal proceedings incidental to our business. We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

50

MANAGEMENT

Our Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and members of our Board of Directors as of the date of this Prospectus.

Name	Age	Position(s)
Con Unerkov	53	Director and Chairman of the Board of Directors
David Goldman	70	Director and Chief Executive Officer
Luis Puyat (3)(4)(5)(6)	59	Director
Jannu Binti Babjan (2)(4)(5)(6)	54	Director
James Kelly (1)(4)(5)(6)	52	Director
Uwe Parpart	81	President of Asia Pacific
Gerald Lucas	72	Head of Strategy
Mike Peng	60	Chief Science Officer
David Kwong	61	Chief Financial Officer

(1)	Chairman of the Audit Committee.
(2)	Chairman of the Nomination and Corporate Governance Committee.
(3)	Chairman of the Compensation Committee.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Nomination and Corporate Governance Committee.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers and directors.

Mr. Con Unerkov has been the non-executive Chairman of the Company since April 15, 2022. Mr. Unerkov is an Australian businessman with more than 25 years of local and international senior executive experience. Throughout his career, Mr. Unerkov has worked as an executive and chief executive officer for a number of companies both in the private and public sectors. He has significant experience in the financial markets with a focus on structuring, M&A and corporate financing for both private and public companies, simultaneously providing parallel guidance for companies to gain market recognition, shareholder value and liquidity. Mr. Unerkov is also the executive Chairman and Chief Executive Officer of Oakridge International Limited, an Australian company listed on the Australian Securities Exchange ("ASX") that is engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities. Mr. Unerkov is also the Executive Chairman of a company focused on Battery Electric Vehicles ("BEV") and Fuel Cell Electric Vehicles ("FCEV") for the Asia Pacific region to provide multiple clean energy solutions in electric, hydrogen fuel cell & methanol for a comprehensive ecosystem in clean energy commercial transportation. Mr. Unerkov was the former CEO and Chairman of the Board of Integrated Media Technology Limited ("IMTE"), a former controlling shareholder of the Company. Mr. Unerkov holds a Bachelor of Applied Science in Computer Studies from the University of South Australia.

.

Mr. David Goldman joined the Company in January 2021 as co-managing director. Mr. Goldman was appointed as Chief Executive Officer of the Company on April 1, 2022. Starting in April 2016, Mr. Goldman has served as Business Editor for Asia Times, a major English-language pan-Asian news platform, with responsibility for economics and business coverage, including regular contributions to the publication as well as direction of story assignments to Asia Times correspondents and freelancers. His books include How Civilizations Die (2011), It's Not the End of the World – It's Just the End of You (2011), and You Will Be Assimilated: China's Plan to Sino-Form the World (2020). He publishes in The Wall Street Journal, Claremont Review of Books, First Things, Tablet Magazine, Law and Liberty, PJ Media and many other venues. His academic articles on financial markets have appeared in the Journal of Applied Corporate Finance and other professional journals. From September 2013 to February 2016, Mr. Goldman was the Managing Director and Head of Americas with Reorient Group Limited, a financial services firm listed on the Hong Kong Stock Exchange. Prior to this, he was global head of fixed income research at Bank of America from 2002 to 2005 and global head of credit strategies at Credit Suisse from 1998 to 2002. He also held senior positions at Bear Stearns and Cantor Fitzgerald. Mr. Goldman won Institutional Investor magazine's award for General Strategy, one of the highest honors in investment research. Mr. Goldman received a Bachelor of Arts from Columbia University and a Master's Degree from the Graduate Center of the City University of New York.

51

Mr. Luis Puyat has been a Director since April 15, 2022. He has significant experience in the banking and finance industry. Currently Mr. Puyat is the Chief Executive Officer of VGP Investments, Inc., a company engaged in property investments, and an executive director of First Sovereign Asset Management, Inc, where he has been since June 2007. For the period from January 2021 to July 2021, Mr. Puyat was an independent director of IMTE. From 1999 to 2007, Mr. Puyat was the Chairman of The Manila Banking Corporation. He was also the President of The Manila Bankers Life Insurance from 1993 to 1999. Mr. Puyat has a B.S. in Business Administration from the University of Philippines.

Ms. Jannu Binti Babjan has been a Director since April 15, 2022. She is an Advocate & Solicitor practicing in Malaysia operating her own proprietary business since April 2016. From April 2021 to August 2021, Ms. Babjan was an independent director of IMTE. She has over 29 years of experience in civil litigations in a wide range of areas, including commercial disputes, employment and industrial matters, and shareholder disputes. Ms. Babjan has acted for clients in all tiers of the Malaysian Legal System from the magistrate courts right up to the Federal Court of Malaysia. Ms. Babjan graduated from the University of Malaya - LLB (Hons) Malaya.

Mr. James Kelly has been a Director since August 2, 2022. He has over 25 years of experience in the financial markets. He currently serves as Managing Director of fixed-income trading at PNC Capital Markets in New York City, where has been since January 2021. Prior to his arrival at PNC, Mr. Kelly was a Senior Vice President and traded U.S. Government and Agency bonds at JVB Financial, also in New York from 2016 to 2020. Mr Kelly's experience includes managing fixed income trading, underwriting new issues in the primary markets, sales coverage, and risk management. Additionally, he has provided interest rates derivatives and fixed income sale coverage to large financial institutions while working at J.P. Morgan's corporate and investment bank from 2004 to 2014. He has advised clients on accessing the debt capital markets and conducted meetings and roadshows for U.S. government-sponsored enterprises with global investors. Prior to working at J.P. Morgan, he was manager of the Capital Markets division of the Federal Home Loan Bank System in Washington, DC, the largest issuer of debt securities after the U.S. Treasury, from 1999 to 2004. In addition to overseeing day-to-day debt market operations on behalf of the Federal Home Loan Bank System, he was project manager for the development of an online issuance platform that transformed the way debt securities are issued. Mr Kelly was also responsible for maintaining relations with the Federal Home Loan Bank System's large network of global investment banks. James has also provided advice and consultation as a subject matter expert for the capital markets, derivatives, and financial regulations.

Mr. Uwe von Parpart joined the Company in January 2021 and was a co-managing director to develop the business operations. Mr. Parpart was appointed President of Asia Pacific of the Company on April 1, 2022. Mr. Parpart has been developing the business strategies of the Company and guiding the development of the financial research and analytic models of the Company since 2021. Mr. Parpart was also a director of IMTE for the period from December 2019 to August 2021. Since 2016, he has also been the Chairman and Publisher of Asia Times Holding Limited, a Canada-based English language news media publishing group, covering politics, economics, business and culture from an Asian perspective. From 2011 to 2016, Mr. Parpart was the Executive Managing Director, Chief Strategist, and Head - Research of Reorient Group Limited, a company listed on the Hong Kong Stock Exchange Limited. Mr. Parpart brings over three decades of experience in finance, journalism, and academia to our Company. Before Reorient, he was the Chief Economist and Strategist at Cantor Fitzgerald HK Capital Markets from 2006 to 2011 and prior to that a senior currency strategist at Bank of America. Mr. Parpart's experience in Asia dates back to the late 1980s, when he worked with the Mitsubishi Research Institute in Tokyo, and later served as an advisor to the Thailand's Prime Minister's office. He has contributed to numerous magazines and publications; he was the founding editor of Asia Times from 1995 - 1997, a contributing editor of Forbes magazine, and a columnist for Shinchosha Foresight magazine, Tokyo. He was a frequent guest on CNBC and Bloomberg TV. After serving as an officer in the German Navy, Mr. Parpart received a Fulbright scholarship for doctoral studies in Mathematics and Philosophy at the University of Pennsylvania. He had also taught at University of Pennsylvania and Swarthmore College.

Mr. Gerald Lucas joined the Company in September 2021 assisting in the development of the financial models and pre-marketing our products. Mr. Lucas was appointed as Head of Strategy of the Company on April 1, 2022. Mr. Lucas has extensive experience in multi-asset fund management, trading strategies development and investment research and held senior management positions with firms in New York. From February 2020 to April 2021, he was Managing Director at Tractatus Investment Research Associates LLC. From February 2016 to February 2020, he was Managing Director at UBS Financial Services Wealth Management. From September 2012 to February 2016, he was partner at Brevan Howard Investment Management. From September 2006 to September 2012, he was Director at Deutsche Bank Securities. From April 2003 to September 2006, he was Director at Bank of America Securities, and formerly Merrill Lynch Securities. He graduated from University of California Berkeley and obtained his Master of Business Administration from University of Pennsylvania, Wharton School in 1987.

52

Dr. Michael Peng has been the Chief Science Officer of the Company since April 1, 2022. Dr. Peng has extensive experience in data science with in-depth knowledge of machine learning and cloud base computing. He is versed in several programming languages such as C++, Python and Java. He is active in academia and published articles in credit risk area. He is currently in collaboration with Wharton Business School on machine learning algorithms. Prior to joining Greifenberg Digital Limited, he was a consultant to a few major banks including JP Morgan, and prior to that, he was the Senior Manager (Director) at the Boston Consulting Group ("BCG") from April 2014 to July 2018. Prior to BCG, Dr. Peng held various senior positions at KPMG and Merrill Lynch in Hong Kong, Credit Suisse and First Boston in NYC and Lasalle National Bank in Chicago, Illinois. He earned his Master of Art in 1991 and Ph.D., both in financial economics, in 1995 from Temple University.

Mr. David Kwong has been the Chief Financial Officer of the Company since April 1, 2022. He is a member of the Chartered Professional Accountants of Canada with experience in management, corporate finance, trade finance and information technology. Between September 2014 and January 2022, he was the Chief Financial Officer of Primacorp Ventures, a conglomerate of private companies that operates the largest career college training in Canada, commercial leasing and real estate investments, retirement home services, and Bitcoin mining operations. Between 2006 and 2013, he was Chief Financial Officer and a member of the Board of Director of ScoZine Mining Ltd., a TSXV listed company (formerly Selwyn Resources Ltd.). Prior to 2006, Mr. Kwong was a Corporate Analyst at the TSX Venture Exchange, Comptroller and a member of the Executive Committee of the Eminata Group, Manager of Trade Finance of a Canadian company, and Senior Auditor at KPMG. Mr. Kwong graduated from the University of British Columbia with a Bachelor of Commerce in Accounting.

Family Relationships

None of our directors or executive officers has a family relationship other than Mr. James Kelly is the son-in-law of Mr. Uwe Parpart.

Board of Directors

Our board of directors currently consists of five directors, three of whom are "independent" within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Terms of Directors and Executive Officers

The current directors will cease to hold office immediately before the election or appointment of directors at the Company's initial annual general meeting of shareholders to be held in October 2022. The directors elected by the shareholders at such and subsequent annual general meetings of shareholders will hold office for a term expiring no later than the close of the third annual shareholders meeting following their election, or until their respective successors are elected or appointed. Directors appointed by the board of directors will hold office until the next annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Insider Participation Concerning Executive Compensation

David Goldman and Uwe Parpart have been involved in all determinations regarding executive officer compensation since the inception of the Company until the Compensation Committee was established in August 2022.

53

Director Independence

We use the definition of "independence" of Nasdaq to make determinations regarding director independence. Nasdaq Listing Rule 5605(a)(2) provides that an "independent director" is a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

•	The director is, or at any time during the past three years was, an employee of the Company;
•	The director or a family member of the director accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for Board or Board committee service);
•	The director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);
•	The director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the Company served on the compensation committee of such other entity; or
•	The director or a family member of the director is a current partner of the Company's outside auditor, or at any time during the past three years was a partner or employee of the Company's outside auditor, and who worked on the company's audit.

We have determined that Luis Puyat, Jannu Binti Babjan and James Kelly will satisfy the "independence" requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We will adopt a formal charter for each of the three committees prior to the closing of this offering. Each committee's members and functions are described below.

Audit Committee. Our audit committee consists of James Kelly, Jannu Binti Babjan and Luis Puyat. James Kelly is the chairperson of our audit committee. Our board also has determined that James Kelly qualifies as an audit committee financial expert (within the meaning of applicable the SEC rules) and possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management's response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
54

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Luis Puyat, James Kelly and Jannu Binti Babjan. Luis Puyat is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for:

•	reviewing and approving the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person's independence from management; and

•	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jannu Binti Banjan, James Kelly, and Luis Puyat. Jannu Binti Babjan is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee is responsible for:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors has not yet adopted a code of business conduct and ethics because none of the markets that our Common Shares is registered under requires us to have one. We will adopt a code of business conduct and ethics prior to this registration statement becoming effective. The Code of Ethics will be made publicly available on the Company's website at www.greifenbergdl.com.

55

Corporate Governance Practices

Under the SEC rules and the Nasdaq listing standards, a foreign private issuer such as Greifenberg is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Rules applicable to U.S. domestic issuers.

The Canadian securities regulatory authorities have issued corporate governance guidelines pursuant to National Policy 58-201 – Corporate Governance Guidelines (the "Corporate Governance Guidelines"), together with certain related disclosure requirements pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices. The Corporate Governance Guidelines are recommended as "best practices" for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted, or in connection with the closing of this Offering will adopt, certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines.

In particular, as a foreign private issuer, in accordance with and pursuant to the authority contained in Nasdaq Listing Rule 5615(a)(3), we may follow certain Canadian law and corporate practice in lieu of certain corporate governance provisions set out under the Nasdaq rules. Of particular note, the following rules under the Nasdaq Listing Rule 5600 Series differ from Canadian law requirements.

•	Nasdaq Listing Rule 5620(c) sets out a quorum requirement of at least 33-1/3% of the outstanding shares with respect to meetings of shareholders. In accordance with Canadian law and generally accepted business practices, our articles provide that a quorum is met when holders of not less than 5% of the shares entitled to vote at the meeting of shareholders are present in person or represented by proxy. The quorum requirement provided in our articles is consistent with applicable Canadian laws and corporate practices. We will therefore avail ourselves of the exemption from this rule.

•	We intend to rely on an exemption from the requirement prescribed by Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable British Columbian law differs from Nasdaq requirements as British Columbian law does not impose such limitations. Due to differences between British Columbian law and the Nasdaq shareholder approval requirements, we seek to claim this exemption.
56

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned, in US$, during the fiscal year ended March 31, 2022 by our non-employee directors who served as directors during such year.

The Company has entered into a director agreement with each of Con Unerkov, Luis Puyat, Jannu Binti Babjan, and James Kelly for their services as a director of the Company at an annual fee of $18,000 per year, starting after the Company is listed on the Nasdaq Capital Markets. Until then, they are not earning any fee as a director.

	Salary	Bonus	Option Awards	Total
Non-Employee Director Name	US$	US$	US$	US$
Con Unerkov*	-	-	-	-
Luis Puyat*	-	-	-	-
Jannu Binti Babjan*	-	-	-	-
James Kelly **	-	-	-	-
Total	-	-	-	-

*	Directors appointed on April 15, 2022.
**	Director appointed on August 2, 2022.

Executive Compensation

The following table sets forth certain information with respect to compensation, in US$, for the fiscal year ended March 31, 2022, earned by or paid to our executive officers.

	Salary	Bonus	Option Awards	Total
Executive Director and Officer Name	US$	US$	US$	US$
David Goldman(1)	90,000	-	-	90,000
Uwe Parpart(2)	90,000	-	-	90,000
Gerald Lucas(3)	-	-	-	-
Michael Peng (4)	117,000	-	-	117,000
David Kwong(5)	-	-	-	-
Total	297,000	-	-	297,000

(1)	Appointed as Chief Executive Officer on April 1, 2022.
(2)	Appointed as President of Asia Pacific on April 1, 2022.
(3)	Appointed as Head of Strategies on April 1, 2022.
(4)	Appointed as Chief Science Officer on April 1, 2022.
(5)	Appointed as Chief Financial Officer on April 1, 2022.
57

Agreements with Executive Officers

In January 2021, GCL entered into an employment agreement with David Goldman as co-managing director of GCL. Pursuant to his employment agreement, Mr. Goldman is entitled to receive an annual salary of US$90,000 and may receive a discretionary annual bonus. Either party may terminate the agreement by giving not more than 3 months of notice to the other party. In March 2022, Mr. Goldman's employment contract was transferred to Greifenberg Analytics Limited ("GAL"), the Canadian operating company of the Company, and his remuneration will increase to US$180,000 per annum commencing when the Company is listed on a recognized exchange such as Nasdaq. Effective on April 1, 2022 Mr. Goldman was appointed to the position as CEO of the Company.

In January 2021, GCL entered into employment agreement with Uwe von Parpart as co-managing director of GCL. Pursuant to the employment agreement, Mr. Parpart is entitled to receive an annual salary of US$90,000 and a discretionary annual bonus. Either party may terminate the agreement by giving not more than 3 months of notice to the other party. In March 2022, Mr. Parpart's employment contract was transferred to GAL and his remuneration will increase to US$180,000 per annum commencing when the Company is listed on a recognized exchange such as Nasdaq. On April 1, 2022 Mr. Parpart was appointed as the President of Asia Pacific.

Since September 2021, Gerald Lucas has been providing consulting services on the technical development of our website and our analytic products. In April 2022, Mr. Lucas was appointed as Head of Strategies and in July 2022, GAL entered into an employment agreement to formalize his position in the Company. Pursuant to this agreement, with effect from the Company being listed on a recognized exchange, Mr. Lucas will receive an annual salary of US$120,000. He may also receive discretionary annual bonus. Notice of termination is not more than 3 months by either party.

In February 2021, GAL entered into an employment agreement with Dr. Michael Peng. Pursuant to the employment agreement, he is entitled to receive an annual salary of US$117,600 and may receive a discretionary bonus. Either party may terminate the agreement by giving not more than 3 months of notice to the other party. In March 2022, Dr. Peng's remuneration was adjusted to US$144,000 per annum commencing when the Company is listed on a recognized exchange such as Nasdaq. Effective on April 1, 2022, Dr. Peng was appointed to the position as Chief Science Officer of the Company.

On April 1, 2022, GAL entered into an employment agreement with David Kwong for him to act as Chief Financial Officer of the Company. Pursuant to the employment agreement, Mr. Kwong is entitled to receive an annual salary of US$60,000 prior to the Company being listed on a recognized exchange and US$120,000 after the listing. He may also receive discretionary annual bonus. Either party may terminate the agreement by giving not more than 3 months of notice to the other party.

Stock Options and Other Incentive Plans

On September 23, 2022, our board of directors approved the 2022 Greifenberg Incentive Plan (the "2022 Incentive Plan").

The 2022 Incentive Plan was implemented for the purpose granting incentive share options, non-qualified share options, restricted share awards, restricted share unit awards, share appreciation rights, unrestricted share awards (collectively, "Awards") to incentivize our directors, employees and consultants and the directors, employees and consultants of our subsidiary companies.

The board of directors may grant Awards from time to time under the 2022 Incentive Plan to one or more employees, directors or consultants that the Company determines to be eligible for participation in the 2022 Incentive Plan, as the board may determine at its discretion, subject to an aggregate number of shares of Common Stock that may be issued under the 2022 Incentive Plan limited to 95% of the overall outstanding shares of the Company.

58

Class of Share: An Award granted under the 2022 Incentive Plan entitles the option holder, subject to the satisfaction, waiver or acceleration of specific exercise conditions, to subscribe for shares of Common Stock.

Adjustment of Award: In the event there is any variation in our share capital that affects the value of the options, adjustments to the number and purchase price of shares subject to each Award in accordance with the plan. Any adjustment to an incentive share option shall comply with the requirements of Section 424(a) of the U.S. Internal Revenue Code and any adjustment to a non-qualified share option shall comply with the requirements of Section 409A of the U.S. Internal Revenue Code.

Transferability: No Award under the 2022 Incentive Plan may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by the holder (other than in the case of an assignment to personal representatives upon death or the by gift to any family member (as defined in the 2022 Incentive Plan).

Amendment: The 2022 Incentive Plan will terminate on the tenth anniversary of the date on which it is adopted by the board of directors. The board of directors in its discretion may terminate the 2022 Incentive Plan at any time with respect to any share for which Awards have not been granted. The board may alter or amend the 2022 Incentive Plan; however, certain changes to the plan will require approval of shareholders. No change in any Award granted under the 2022 Incentive Plan may be made that would materially and adversely impair the rights of the holder of the Award without the consent of such holder.

Exercise of Options by Directors and Named Executive Officers

During our fiscal year ended March 31, 2022, none of our executive officers or Directors were granted options or other rights to acquire securities of the Company.

Pension Plan Benefits

The Company does not anticipate having any deferred compensation plan or pension plan that provide for payments or benefits at, following or in connection with retirement.

59

PRINCIPAL SHAREHOLDERS AND SHAREHOLDINGS OF EXECUTIVE OFFICERS AND DIRECTORS

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of the Company's Common Shares as of September 30, 2022 by:

•	each of our named executive officers and directors;
•	all of our current executive officers and directors as a group; and
•	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our Common Shares).

Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the "beneficial owner" of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a "controlling interest," which means the direct or indirect power to direct the management and policies of the entity.

Except as otherwise indicated, based on information furnished by the owners, we believe that the beneficial owners listed below have sole voting and investment power with respect to all common shares shown as beneficially owned by them, subject to the information contained in the footnotes to this table. Unless otherwise indicated, the address of the beneficial owner of any executive officer or director is c/o Greifenberg Digital Limited at Suite 130, 10691 Shellbridge Way, Richmond, British Columbia, V6X 2W8 Canada.

For purposes of computing the percentage of outstanding common shares held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of September 30, 2022, there were 6,261,000 outstanding shares.

Name	Common Shares	Options Exercisable Within 60 Days	Total Stock and Options	% Ownership

Con Unerkov(4)	25,000	-	25,000	*%
David Goldman	600,000	-	600,000	9.6%
Luis Puyat	-	-	-	-
Jannu Binti Babjan	-	-	-	-
James Kelly	-	-	-	-
Uwe Parpart	600,000	-	600,000	9.6%
Gerald Lucas	120,000	-	120,000	1.9%
Michael Peng	120,000	-	120,000	1.9%
David Kwong	-	-	-	-
All directors and Officers as a group (9 persons)	1,465,000	-	1,465,000	23.0%
Integrated Media Technology Limited (1)	1,500,000	-	1,500,000	23.9%
Infa Premium Sdn Bhd(2)	585,000	-	585,000	9.3%
Ailyn Cortez Henke von Parpart(3)	600,000	-	600,000	9.6%

* Less than 1%

60

Notes:

(1)	Integrated Media Technology Limited, a company incorporated in South Australia and listed on the Nasdaq under the symbol IMTE, and with registered address at Level 7, 420 King William Street, Adelaide, 5000 South Australia.

(2)	Infa Premium Sdn Bhd, a company incorporated in Malaysia, is wholly owned and controlled by Mr. Baryusamzlino bin Abdul Jabar.

(3)	Ailyn Cortez Henke von Parpart ("Mrs. Parpart") is the registered shareholder and is the spouse of Mr. Uwe von Parpart. Mr. Parpart is deemed to have interest in these shares by virtual of the holding by Mrs. Parpart.

(4)	Held through Intek Solutions Pty Ltd, a company controlled by Mr. Unerkov.

Changes in Percentage Ownership by Major Shareholders

In January 2021, Integrated Media Technology Limited acquired pre-split 500,000 Common Shares of GCL, representing about 59.5% of the then equity interest in GCL and (ii) Joinstar Investment Limited acquired pre-split 340,000 common shares of GCL, representing about 40.5% equity interest in GCL for its contributions in setting up and developing GCL's business operations. These Common Shares were issued at a price of $1.00 per Common Share.

On February 15, 2022, the Company issued pre-split 400,000 Common Shares (post split 1,200,000 Common Shares) to Infa Premium Sdn Bhd ("Infa Premium"), an investment company in Malaysia, for $400,000 at a share price of $1.00 per Common Share. In February 2022, Infa Premium sold 615,000 Common Shares to individual investors in Malaysia and decreased its shareholding to 585,000 Common Shares.

In February 2022, Ailyn Cortez Henke von Parpart received 600,000 Common Shares in the Company in connection with the operations and setting up of the Company's business.

Based upon the Company's share register, there were 49 holders of record of the Common Shares, of which 13 shareholders are in Canada, 8 shareholders are in Malaysia, 7 shareholders are in the United States, 3 shareholders in Hong Kong, 3 shareholders in the British Virgin Islands, 1 shareholder in France, 2 shareholders in China, and 12 shareholders are in Australia.

There are no arrangements known to the Company that could result in a change in control of the Company in the future.

61

RELATED PARTY TRANSACTIONS

Other than as disclosed below, there have been no related party transactions since the Company's incorporation, or any currently proposed transaction to which the Company was or is to be a party, in which any of our directors, executive officers or shareholders that beneficially own or control (directly or indirectly) more than 10% of any class of series of our outstanding voting securities has had or will have a direct or indirect material interest.

Transactions with Integrated Media Technology Limited

During fiscal 2021, IMTE subscribed for shares in GCL in the aggregate amount of US$500,000. While IMTE received the shares at the closing, the subscription price was paid over a period of time. As of March 31, 2021, the net amount due from IMTE was US$500,000. As of March 31, 2022, the net amount due from IMTE was US$50,669. These amounts due from IMTE were non-interest bearing, unsecured and due on demand. The final outstanding amount was paid in May 2022.

Subsequent to the balance sheet date at March 31, 2022 IMTE has provided short term funding to the Company totaling about $244,000 for the period from April 1, 2022 to August 31, 2022.

Issuance of Common Shares to certain of our Directors in connection with the establishment of the Company

David Goldman owned 600,000 Common Shares in the Company in FY 2021 and as of March 31, 2022, he still holds 600,000 Common Shares in the Company. Mr. Goldman received these Common Shares in the Company in connection with the setting up of the Company's business in 2021 pursuant to terms of the Subscription Agreement with Joinstar Investment Limited.

62

DESCRIPTION OF SHARE CAPITAL

General

The following description of our share capital and provisions of our Articles are summaries and do not purport to be complete. Reference is made to our Articles, which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as the "Articles").

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. All of our issued and outstanding Common Shares are fully paid and non-assessable. Our Common Shares are issued in registered form and are issued when registered in our central securities register. Each shareholder is entitled, on request and without charge, to (a) a share certificate representing the Common Shares registered in the shareholder's name or, (b) a non-transferable written acknowledgement of the shareholder's right to obtain such share certificate. Our shareholders who are non-residents of British Columbia, Canada may freely hold and vote their Common Shares, subject to any applicable restrictions and hold periods on the Common Shares.

On February 15, 2022, the Company split our issued and outstanding Common Shares on a 3-to-1 basis.

Listing

We have applied to list the Common Shares on the Nasdaq Capital Market under the symbol "GDLT".

Transfer Agent

The transfer agent for the Common Shares is [ ].

Dividends

Subject to the provisions of the Business Corporations Act (British Columbia) ("BCBCA") and any rights attaching to any class or classes of shares under and in accordance with the Articles, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose. Dividends may be paid by the distribution of specific assets or of fully-paid shares, bonds, debentures, or other securities of the Company, or in any one or more of those ways.

No dividend shall bear interest against the Company.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, during a shareholder vote:

(a)	on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy, and entitled to vote on the matter, shall have one vote per share; and
(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.
63

Variation of Rights of Shares

Subject to the BCBCA and in particular those provisions relating to the rights of holders of outstanding shares to vote if their rights are prejudiced or interfered with, the Company may by ordinary resolution (as defined below):

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or
(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

An "ordinary resolution" means a resolution:

(a)	passed at a general shareholder meeting by a simple majority of the votes cast by shareholders voting shares that carry the right to vote at general shareholder meetings, or
(b)	passed, after being submitted to all of the shareholders holding shares that carry the right to vote at general shareholder meetings, by being consented to in writing by shareholders holding shares that carry the right to vote at general shareholder meetings who, in the aggregate, hold shares carrying at least two-thirds of the votes entitled to be cast on the resolution.

A right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or under the Notice of Articles or the Articles unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders.

Alteration of Share Structure

Subject to the BCBCA and the Articles, the Company may, by a resolution of the Board of Directors:

(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;
(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;
(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;
(4)	if the Company is authorized to issue shares of a class of shares with par value:
(a)	decrease the par value of those shares; or
(b)	if none of that class of shares are allotted or issued, increase the par value of those shares;
(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;
(6)	alter the identifying name of any of its shares; or
(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.
64

Inspection of Books and Records

Shareholders of the Company are entitled to, without charge, inspect certain corporate records of the Company pursuant to section 46 of the BCBCA.

General Meetings

Under the BCBCA, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the Board of Directors.

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution, select as the Company's annual reference date, a date that would be appropriate for the holding of the applicable annual general meeting.

The directors also may, whenever they think fit, call a meeting of the shareholders.

A general meeting of the Company may be held anywhere in British Columbia, Canada, or any other location approved by the resolution of the Board of Directors.

The Company must send notice of the date, time and location of any meeting of shareholders in the manner provided in the BCBCA and the Articles to each shareholder entitled to attend the meeting, to each director of the Company, and to the auditors, if and for so long as the Company is a public company, twenty-one days, and otherwise ten days before the meeting.

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of a meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than four months. While the Company is a public company, the record date must not precede the date on which the meeting is held by fewer than twenty-one days. The accidental omission to send notice of any meeting of shareholder to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceeding at that meeting. Any persons entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

If a meeting of shareholders is to consider special business, as defined in the Company's Articles, the notice of meeting must:

(1)	state the general nature of the special business; and
(2)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:
(a)	at the Company's record office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and
(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may participate in, including vote at, a meeting of the shareholders in person, by telephone or other communications medium if all shareholders and proxy holders attending the meeting are able to participate in the meeting whether in person or by telephone or other communications medium.

65

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons, who are or representing by proxy, shareholders holding, in the aggregate, at least five percent of the issued shares entitled to be voted at the meeting. On a show of hands or by poll, every person present who is a shareholder or proxy holder entitled to vote on the matter has one vote per share.

Directors

Under the BCBCA, as a public company, the Company must have at least three directors, and as many directors as set by ordinary resolution. The shareholders may elect or appoint the directors needed to fill any vacancies in the Board of Directors up to the number of opened vacancies. If the shareholders do not elect or appoint the number of directors needed to fill any vacancies, then the directors may appoint directors to fill those vacancies.

A director is entitled to remuneration for acting as a director.

The directors elected by the shareholders at an annual general meeting of shareholders will hold office for a term expiring no later than the close of the third annual shareholders meeting following their election, or until their respective successors are elected or appointed. Directors appointed by the board of directors will hold office until the next annual meeting of shareholders at which time such director is eligible for re-election. Each director holds office until their term expires, or until his or her earlier death, resignation or removal. All of our executive officers are appointed by and serve at the discretion of our board of directors.

A director of a Company is not required to hold shares issued by the Company.

A director may be removed before the expiration of the director's term of office by special resolution, in which case, the shareholders may elect or appoint by ordinary resolution a director to fill the remaining vacancy. The directors may remove a director before the expiration of the director's term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of the Company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

A "special resolution" means a resolution passed at a shareholder meeting by a two-thirds majority of votes cast.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the Articles, a director ceases to be a director forthwith if:

(a)       he resigns his office by notice to us or a lawyer for the Company;

(b)       the term of office of the director expires;

(c)       he dies; or

(d)       he is removed pursuant to the Articles of the Company.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members are independent within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules. The audit committee consists of at least three directors, all of whom are independent within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

66

Powers and Duties of Directors

Subject to the provisions of the BCBCA and our Articles, our business shall be managed by the directors, who may exercise all our powers as are not required to be exercised by the shareholders of the Company. No prior act of the directors shall be invalidated by any subsequent alteration of our Articles.

Our Board of Directors may by resolution appoint committees consisting of directors and delegate to such committees any of the directors' powers, except for certain powers as specified in the Articles.

Our Board of Directors may from time to time and at any time by power of attorney or in any other manner appoint any person, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions of an attorney, however, must not exceed those vested in, or exercisable, by the directors under the Articles. The following powers may not be exercised by an attorney: the power to fill vacancies in the Board of Directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends. Our Board of Directors may remove any person so appointed and may revoke or vary the delegation.

Our Board of Directors may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a disclosable interest (as defined in the BCBCA). However, a director who holds a disclosable interest in a contract or transaction with which the Company has entered or proposes to enter into is not entitled to vote on any directors' resolutions to approve the contract or transaction, unless all the directors have disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. Such director who holds a disclosable interest that is present for a meeting of the Board of Directors may be counted in the quorum at the meeting, whether or not the director votes on any or all of the resolutions considered at the meeting.

67

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of a significant number of our Common Shares in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of Common Shares in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our Common Shares as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have [9,261,000] Common Shares issued and outstanding.

Of these shares, all Common Shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining Common Shares will be deemed "restricted securities" under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are discussed below.

Lock-up Agreements

We and each of our executive officers and directors anticipate entering into lock-up agreements under which these parties agree not to sell or otherwise transfer their shares for a period of 90 days after the date of this prospectus. These lock-up restrictions are subject to certain exceptions. As a result of these contractual restrictions, shares of our Common Shares subject to lock-up agreements will not be eligible for sale, including pursuant to Rules 144 or 701 under the Securities Act as discussed below, until these agreements expire.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal to 9,261,000 shares immediately after the completion of this offering; or

•	the average weekly trading volume of our Common Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Rule 701

Rule 701 generally allows a shareholder who purchased shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of the issuer during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of the issuer to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 180 days after the date of this prospectus before selling those shares pursuant to Rule 701.

68

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

As a foreign private issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We will not rely upon the exemption offered by Regulation S in connection with the offering of any Common Shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of restricted Common Shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an "offshore transaction" under Regulation S if:

•	none of the shareholder's, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and
•	in the case of a sale of restricted Common Shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fees or other remuneration is paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Registration Statement on Form S-8

We intend to file with the SEC one or more registration statements on Form S-8 covering the Common Shares reserved for issuance under our incentive plans. These registration statements are expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the Common Shares covered by these registration statements will generally be eligible for sale in the public market, subject to the lock-up agreements described above.

69

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

The following discussion describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning common shares. It applies only to common shares that are held as capital assets for tax purposes. This section does not apply to a holder of common shares that is a member of a class of holders subject to special rules, including a financial institution, a dealer or trader in securities, a regulated investment company, a real estate investment trust, a grantor trust, a U.S. expatriate, a tax-exempt organization, an insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10% or more of the stock of the Company, a person that holds common shares as part of a straddle or a hedging or conversion transaction, a person that purchases or sells common shares as part of a wash sale for tax purposes, or a person whose functional currency is not the U.S. dollar. Further, this description does not address state, local, non-U.S., or other tax laws, nor does it address the 3.8% U.S. federal Medicare tax on net investment income, the alternative minimum tax or the U.S. federal gift and estate tax consequences of owning and disposing of common shares.

For purposes of this description, a "U.S. holder" is a beneficial owner of common shares who holds such common shares as capital assets within the meaning of the f and is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either (a) is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership holds the common shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the common shares.

Distributions

Subject to the Passive Foreign Investment Company ("PFIC") rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of common shares, with respect to common shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received by the holder. We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be treated as dividend income.

Dividends paid to a non-corporate U.S. holder on shares will generally be taxable at the preferential rates applicable to long-term capital gains provided (a) that certain holding period requirements are satisfied, (b) (i) the U.S.-Canada income tax treaty ("the Treaty") is a qualified treaty and we are eligible for benefits under the Treaty or (ii) our common shares are readily tradable on a U.S. securities market, and (c) provided that we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules. If the Company is a PFIC, any dividends paid to a noncorporate U.S. holder will not qualify for the preferential tax rates ordinarily applicable to "qualified dividends." In the case of a corporate U.S. holder, dividends on shares are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The amount of any cash distribution paid in any foreign currency will be equal to the U.S. dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the U.S. holder, regardless of whether and when the foreign currency is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date received, the U.S. holder generally should not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into U.S. dollars on the date received, the U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date received, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes.

70

Dividends will be income from sources outside the United States, and generally will be "passive category" income or, for certain taxpayers, "general category" income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a U.S. holder. The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. In general, a taxpayer's ability to use foreign tax credits may be limited and is dependent on the particular circumstances. U.S. holders should consult their own tax advisors with respect to these matters.

Sale, Exchange or other Disposition of Common Shares

Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of common shares will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder's tax basis, determined in U.S. dollars, in those common shares. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than 12 months in the shares sold. There are limitations on the deductibility of capital losses.

The U.S. dollar value of any foreign currency received upon a sale or other disposition of common shares will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, at the spot rate of exchange on the settlement date). A U.S. holder will have a tax basis in the foreign currency received equal to that U.S. dollar amount, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency. This foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes. If such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual basis U.S. holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Company

 A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	75% or more of its gross income for such year is "passive income" which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income; or

•	50% or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation's assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation's assets. If we were a PFIC in any year during a U.S. holder's holding period for our common shares, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the common shares. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our common shares may cause us to be considered a PFIC in the current or any subsequent year. Therefore, there can be no assurance that we or any of our subsidiaries will not be classified as a PFIC until the close of the current taxable year or for any future taxable year.

71

U.S. Information Reporting and Back-up Withholding

Dividend payments with respect to our common shares and proceeds from the sale or other disposition of our common shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Back-up withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from back-up withholding. U.S. holders who are required to establish their exempt status may be required to provide such certification on Internal Revenue Service ("IRS") Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and back-up withholding rules.

Back-up withholding is not an additional tax. Amounts withheld as back-up withholding may be credited against a U.S. holder's U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the back-up withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Information With Respect to Foreign Financial Assets

Certain U.S. holders that own "specified foreign financial assets" with an aggregate value in excess of $50,000 are generally required to file an information statement along with their U.S. federal tax returns, currently on IRS Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. If a U.S. holder does not include in such holder's gross income an amount relating to one or more specified foreign financial assets, and the amount such U.S. holder omits is more than $5,000, any tax such U.S. holder owes for the tax year can be assessed at any time within 6 years after the filing of such U.S. holder's federal tax return. U.S. holders who fail to report the required information could be subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding the possible application of the foregoing or other United States informational reporting requirements to our common shares in light of their particular circumstances.

72

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Canadian Tax Act") and the regulations thereunder (the "Regulations") generally applicable to an investor who acquires Common Shares pursuant to the offering. This summary applies only to a purchaser who is a beneficial owner of Common Shares acquired by such purchaser pursuant to this offering and who, for the purposes of the Canadian Tax Act, and at all relevant times: (i) deals at arm's length with the Company, (ii) is not affiliated with the Company; and (iii) acquires and holds the Common Shares as capital property (a "Holder").

This summary is not applicable to a Holder: (i) that is a "financial institution" for the purposes of the mark-to-market rules contained in the Canadian Tax Act; (ii) that is a "specified financial institution" (as defined in the Canadian Tax Act); (iii) an interest in which is a "tax shelter investment" for purposes of the Canadian Tax Act; (iv) that has made a functional currency reporting election under section 261 of the Canadian Tax Act to report its "Canadian tax results" as defined in the Canadian Tax Act in a currency other than Canadian currency; (v) that has entered into, or will enter into, a "derivative forward agreement" or "synthetic disposition arrangement" (each as defined in the Canadian Tax Act) with respect to the Common Shares; or (vi) that receives dividends on Common Shares under or as part of a "dividend rental arrangement" (as defined in the Canadian Tax Act).

This summary does not address the deductibility of interest by a Holder who has borrowed money to acquire Common Shares. Such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada, and is or becomes (or does not deal at arm's length for purposes of the Canadian Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or a group of persons not dealing with each other at arm's length for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Canadian Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of purchasing Common Shares pursuant to the offering.

This summary is based on the current provisions of the Canadian Tax Act and the Regulations in force on the date hereof, all specific proposals to amend the Canadian Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus (the "Proposed Amendments") and our understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the "CRA") made publicly available in writing prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or in the administrative practices or assessing policies of CRA, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial, local or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares.

The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Taxation of Resident Holders

The following portion of this summary applies to a Holder who, for the purposes of the Canadian Tax Act, is or is deemed to be resident in Canada at all relevant times (a "Resident Holder"). A Resident Holder whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Canadian Tax Act to deem the Common Shares, and every other "Canadian security" (as defined in the Canadian Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors with respect to whether an election under subsection 39(4) of the Canadian Tax Act is available and advisable having regard to their own particular circumstances.

73

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing a Resident Holder's income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of "taxable dividends" received from "taxable Canadian corporations" (as such terms are defined in the Canadian Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of "eligible dividends" designated by the Company to the Resident Holder in accordance with the provisions of the Canadian Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

Dividends received or deemed to be received on the Common Shares by a Resident Holder that is a corporation will be included in computing its income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation's taxable income. In certain circumstances, subsection 55(2) of the Canadian Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" as defined in the Canadian Tax Act or a "subject corporation" as defined in subsection 186(3) of the Canadian Tax Act may be liable under Part IV of the Canadian Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the taxation year. Such Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares

A Resident Holder who disposes, or is deemed to dispose, of a Common Share (other than on a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), generally will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Common Shares, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading "Capital Gains and Capital Losses."

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Canadian Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Canadian Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Canadian Tax Act. Similar rules may apply where a Resident Holder is a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

74

Additional Tax on Certain Investment Income

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income" (as defined in the Canadian Tax Act), including taxable capital gains and certain dividends or deemed dividends that are not deductible in computing taxable income.

On August 9, 2022 the Department of Finance (Canada) released certain Proposed Amendments (the "August 9 Proposals"), that, if enacted, would cause the additional refundable tax on aggregate investment income, to apply to a Resident Holder that is, or is deemed to be a "substantive CCPC" as defined in the August 9 Proposals. Resident Holders who are Canadian-controlled private corporations or may be (or may be deemed to be) substantive CCPCs should consult their own tax advisors.

Alternative Minimum Tax

Generally, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of the Common Shares may be liable for alternative minimum tax under the Canadian Tax Act. Resident holders should consult their own tax advisors with respect to the application of alternative minimum tax.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention, and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Common Shares in the course of a business carried on or deemed to be carried on in Canada ("Non-Resident Holders"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or that is an "authorized foreign bank" (as defined in the Canadian Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the Treaty (a "U.S. Holder") is generally reduced to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that beneficially owns at least 10% of the voting stock of the Company.

Non-Resident Holders should consult their own tax advisors regarding the application of the Treaty or any other tax treaty.

75

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Shares, nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless such Common Shares constitute "taxable Canadian property" (as defined in the Canadian Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. Provided that the Common Shares are listed on a "designated stock exchange" for the purposes of the Canadian Tax Act (which currently includes the Nasdaq Capital Market), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by, or belonged to, any combination of (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length (for purposes of the Canadian Tax Act); and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Canadian Tax Act), "timber resource property" (as defined in the Canadian Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, the Common Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Canadian Tax Act in certain other circumstances.

Non-Resident Holders should consult their own tax advisors as to whether their Common Shares constitute "taxable Canadian property" in their own particular circumstances.

In the event that a Common Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Canadian Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under "Taxation of Resident Holders – Disposition of Common Shares" and "Capital Gains and Capital Losses" will generally apply to the Non-Resident Holder. Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

The foregoing summary is not intended to constitute a complete description of all tax consequences that may be relevant to particular holders of Common Shares and is not tax or legal advice.

Holders of Common Shares should consult their own tax advisors as to the particular tax consequences to them of acquiring, holding and disposing of Common Shares.

76

PLAN OF DISTRIBUTION

The Company is undertaking a best-efforts offering that is not underwritten.

This prospectus is part of a registration statement that permits the Company to sell the Common Shares directly to the public, with no commission or other remuneration payable. Presently, we expect that our officers and directors will personally contact existing shareholders, friends, family members and business acquaintances and inform them about the offering. In addition, we may market the offering to institutional investors through our officers and directors. We may also offer our Common Shares through brokers, dealers or agents, although we have no current plans or arrangements to do so. This offering will terminate on the date which is 180 days from the effective date of this prospectus, although we may close the offering on any date prior if the offering is fully subscribed or upon the vote of our board of directors.

In offering the securities on our behalf, our officers and directors will rely on the safe harbor from broker dealer registration set forth in Rule 3a4-1 under the Exchange Act. The officers and directors will not register as broker-dealers pursuant to Section 15 of the Exchange Act, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the Company's Common Shares and not be deemed to be a broker-dealer. In that regard, we confirm that:

•	none of our officers or directors are subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act;

•	none of our officers or directors will be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in the Common Shares;

•	none of our officers or directors is or will be, at the time of his participation in the offering, an associated person of a broker-dealer; and

•	our officers and directors meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that each (A) primarily perform substantial duties for or on our behalf, other than in connection with transactions in securities, and (B) is not a broker or dealer, or has been an associated person of a broker or dealer, within the preceding 12 months, and (C) has not participated in selling and offering securities for any issuer more than once every 12 months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1.

None of our officers or directors, control persons or affiliates intend to purchase any shares in this offering.

77

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses in US$ expected to be incurred in connection with this offering by us. With the exception of the SEC registration fee.

SEC registration fee	$4,382
Transfer agent fees and expenses	$5,000
Printer fees	$10,000
Legal fees and expenses	$100,000
Accounting fees and expenses	$20,000
Consultant expenses(1)	$600,000
Miscellaneous expenses	$10,000
Total	$760,000

(1) This represents fees to be paid to Gold Times Holdings Limited, a business services company that provides accounting support and assistance with the IPO process. Part of the fees is to be paid by the issuance of US$300,000 of Common Shares at the IPO price.

LEGAL MATTERS

The validity of the issuance of the Common Shares offered under this prospectus and certain other legal matters as to Canadian law will be passed upon for us by Amandeep Sandhu, Esq., our counsel as to Canadian law.

EXPERTS

The consolidated financial statements as of and for the years ended March 31, 2022 and 2021, included in this prospectus have been included in reliance on the report of our accountants, Ramirez Jimenez International CPAs, an independent registered public accounting firm, upon the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (British Columbia). Many of our officers and directors, and some of the experts named in this prospectus, are residents of Canada or elsewhere outside of the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon such directors, officers and representatives of experts who are not U.S. residents or to enforce against them judgments of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities laws of any state in the United States. While our Company is headquartered in New York, it may be difficult for U.S. investors to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for U.S. investors to realize upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

78

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-l, including relevant exhibits and schedules under the Securities Act, covering the Common Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Common Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

We have filed with the SEC a registration statement (including exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

Upon completion of this offering, the Company will be subject to periodic reporting and other informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date

79

Greifenberg Digital Limited

Financial Statements - Index to Consolidated Financial Statements

80

18012 Sky Park Circle, Suite 200 Irvine, California 92614 tel 949-852-1600 fax 949-852-1606 www.rjicpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Greifenberg Digital Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Greifenberg Digital Limited (the "Company") and its subsidiaries (collectively, the "Group") as of March 31, 2022 and 2021, and the related consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows for the years ended March 31, 2022 and 2021, and the related notes to the consolidated financial statements (collectively referred to as the "consolidated financial statements"). In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2022 and 2021, and the results of their operations, and their cash flows for the years ended March 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group has not yet established an ongoing source of revenue sufficient to cover operating costs and allow it to continue as a going concern. The Group incurred a net loss in the amount of approximately $407 thousand and used cash in operating activities in the amount of approximately $136 thousand during the year ended March 31, 2022, and had accumulated losses of approximately $463 thousand as of March 31, 2022, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee of the Board of Directors and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

F-1

Internally Generated Software

Critical Audit Matter Description

As discussed in Notes 3 and 8 to the consolidated financial statements, during the year ending March 31, 2022, the Company reviewed carrying amounts of its internally generated software costs to determine whether the costs are properly capitalized, properly amortized and tested such costs for possible impairment.

How the Critical Audit Matter was Addressed in our Audit

We identified the capitalization of internally generated software as a critical audit matter as subjective auditor judgment was required to evaluate whether capitalized software costs were properly capitalized, and to assess whether there was any impairment.

The following are the primary procedures we performed to address this critical audit matter:

•	Evaluated and discussed with management, their analysis over the valuation and accounting treatment over internally generated software costs;
•	Obtained capitalized internally generated software roll forward and tested selected additions;
•	Vouched capitalized costs based on amounts paid to outside consultants;
•	Discussed with management their process for determining costs to be capitalized, as well as, its appropriateness as allowed by the appropriate accounting guidance;
•	Tested the appropriateness of capitalized labor costs included in capitalized software costs as allowed by the accounting guidance through confirmation of job duties and review of contractor agreements;
•	Tested the amortization of the balance of capitalized software costs to ensure amortization was in compliance with the appropriate accounting guidance;
•	Performed substantive tests of details to ensure all attributes of these costs were costs that were capitalizable under the appropriate accounting guidance; and
•	Tested the balance for possible impairment, noting none.

/s/ Ramirez Jimenez International CPAs

Ramirez Jimenez International CPAs

August 1, 2022

We have served as the Company's auditor since 2022.

F-2

GREIFENBERG DIGITAL LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

		2022	2021
	Note	US$	US$

Revenue, net	4	$20,000	$-
		-	-
Other income		5	13
		20,005	13

Expenses
Employee benefit expenses		(86,397)	-
Depreciation and amortization expenses		(46,009)	-
Professional and consulting expenses		(228,136)	(46,774)
Travel and accommodation expenses		-	(8,143)
Office expenses and supplies		(667)	-
Other operating expenses		(67,417)	(595)
Exchange (loss) / gain		791	-
Total expenses	5	(427,835)	(55,512)

Loss before income tax		(407,830)	(55,499)
Income tax (expense) / credit	6	-	-

Loss for the year		(407,830)	(55,499)

Other comprehensive income / (loss)		-	-

Total comprehensive loss for the year		$(407,830)	$(55,499)

Loss for the year attributable to:
Owners of the Company		$(407,830)	$(55,499)

Total comprehensive loss for the year attributable to:
Owners of the Company		$(407,830)	$(55,499)

Loss per share		US$	US$
- Basic and diluted	7	$(0.12)	$(0.54)

The above consolidated statements of profit or loss and comprehensive income / (loss) should be read in conjunction with the accompanying notes.

F-3

GREIFENBERG DIGITAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2022 AND 2021

		2022	2021
	Note	US$	US$
ASSETS
Current Assets
Cash and bank balances		$9,281	$7,137
Prepaid		21,025	-
Amount due from related companies	14	50,669	500,000

Total Current Assets		80,975	507,137

Non-Current Assets
Intangible assets	8	1,794,331	423,390

Total Non-Current Assets		1,794,331	423,390

TOTAL ASSETS		$1,875,306	$930,527

LIABILITIES
Current Liabilities
Other liabilities	9	$251,635	$5,026
Amount due to related companies	14	-	141,000

Total Current Liabilities		251,635	146,026

NET CURRENT (LIABILITIES) / ASSETS		(170,660)	361,111

NET ASSETS		$1,623,671	$784,501

CAPITAL
Issued capital (no par value, unlimited authorized shares, 6,261,000 and 2,520,000 ordinary shares issued and outstanding as of March 31, 2022 and 2021, respectively)	11	2,087,000	840,000
Accumulated losses		(463,329)	(55,499)
TOTAL EQUITY		$1,623,671	$784,501

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

F-4

GREIFENBERG DIGITAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	Attributable to owners of the Company
	Issued Capital	Issued Capital	Accumulated Losses	Total
	Number of shares	US$	US$	US$
Balance at March 31, 2020	3	$1	$-	$1

Changes in equity for 2021:
Loss for the year	-	-	(55,499)	(55,499)
Other comprehensive loss for the year, net of tax	-	-	-	-
Total comprehensive loss for the year	-	-	(55,499)	(55,499)

Issuance of ordinary shares for cash	1,500,000	500,000	-	500,000
Issuance of ordinary shares to acquire intangible assets	1,019,997	339,999	-	339,999
Balance at March 31, 2021	2,520,000	840,000	(55,499)	784,501

Changes in equity for 2022:
Loss for the year	-	-	(407,830)	(407,830)
Other comprehensive loss for the year, net of tax	-	-	-	-
Total comprehensive loss for the year	-	-	(407,830)	(407,830)

Issuance of ordinary shares for cash	2,361,000	787,000	-	787,000
Issuance of shares to acquire intangible assets	1,380,000	460,000	-	460,000

Balance at March 31, 2022	6,261,000	$2,087,000	$(463,329)	$1,623,671

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

F-5

GREIFENBERG DIGITAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

		2022	2021
	Note	US$	US$
Cash flows from operating activities
Loss before income tax		$(407,830)	$(55,499)
Adjustments to reconcile loss before income tax to net cash provided by (used in) operating activities:
Depreciation and amortisation		46,009	-
Net cash (outflows) / inflows from changes in working capital:
Other liabilities		225,584	5,026
Net cash provided by (used in) operating activities		(136,237)	(50,473)

Net cash used in investing activities
Acquisition of intangible assets		(956,950)	(83,390)
Net cash used in investing activities		(956,950)	(83,390)

Cash flows from financing activities
Amount due from (to) a related company		449,331	(500,000)
Amount due from (to) a related company		(141,000)	141,000
Proceeds from issuance of new shares		787,000	500,000
Net cash provided by financing activities		1,095,331	141,000

Net increase in cash and cash equivalents		2,144	7,137
Cash and cash equivalents at the beginning of financial year		7,137	-
Cash and cash equivalents at the end of financial year		$9,281	$7,137

Analysis of cash and cash equivalents:
Cash and bank balances		$9,281	$7,137

Supplemental disclosures of non-cash investing and financing activities:
Internally generated software developed for 460,000 and 340,000 shares		$460,000	$340,000

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

F-6

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 1. REPORTING ENTITY

Greifenberg Digital Limited, (the "Company" or "GDL" or "Greifenberg Digital"), was incorporated and domiciled in the province of British Columbia, Canada on December 20, 2021. On December 28, 2021, Greifenberg Digital consummated the Share Exchange Agreement (the "Business Combination") between GDL and Greifenberg Capital Limited ("GCL") in which all the shareholders of GCL exchanged all their shares for the same proportional number of shares in GDL. Upon consummation of the preceding transaction, GCL became a wholly owned subsidiary of GDL and the former shareholders of GCL became the shareholders of GDL holding the same proportion number of shares in GDL as in GCL prior to the Business Combination.

The consolidated financial report covers the entity of Greifenberg Digital Limited and its controlled entities (the "Group") for the years ended March 31, 2022 and 2021.

Greifenberg Digital is a for-profit public company limited by shares. Greifenberg Digital is an investment holding company and its subsidiaries carry out the business of developing and operating risk analytics for corporate credit and providing services to fund managers, broker/dealers, insurance companies and other participants in credit markets, and offering consulting services to banks and financial regulators.

Going Concern

The Company’s consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of March 31, 2022, the Company had accumulated losses of $463,329 and generated a net loss in fiscal year 2022 of $407,830 and provided net cash inflows from operating activities in the amount of $136,237. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital or generate operating profits, it could be forced to cease or reduce its operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Going forward, the Company will need to continue to raise funds through the sale of its equity securities and/or to issue debt instruments to obtain additional operating capital to build the business. The Company plans in the near future to seek a listing of its shares on a recognized securities exchange to facilitate the selling of its shares to the capital markets. The Company will continue to be dependent on its ability to secure additional equity and/or debt financing until the Company can generate positive cash flow from its operations.

There is no assurance that the Company will be successful in generating positive cash flow from its operations to sustain the business. Without sufficient financing it would be unlikely that the Company will continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraphs and eventually secure other sources of financing and achieve profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

The consolidated financial statements of the Group are presented in United Status Dollars ("US$"), unless otherwise stated.

NOTE 2. BASIS OF ACCOUNTING

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by IASB.

F-7

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies adopted by the Group in the preparation of the consolidated financial statements. The accounting policies have been consistently applied, unless otherwise stated.

(a) Basis of Preparation

The consolidated financial statements have been prepared on the accrual basis and are based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

(b) Principles of Consolidation

The consolidated financial statements include the accounts and operations of the Company and its controlled subsidiaries. All inter-company balances and transactions between entities within the Group, including any unrealized profits or losses, have been eliminated upon consolidation.

On December 28, 2021, GDL and GCL entered into a share exchange transition (the "Transition") whereby GCL’s shareholders exchanged their common shares in GCL on a 1:1 basis for common shares of GDL. In accordance to IFRS 3, the substance of the Transaction is a reverse acquisition. Although GDL is the legal acquirer, GCL is the accounting acquirer. GDL’s financial reporting will reflect the financial activities from the perspective of GCL (the accounting acquirer), except for the legal capital, which is adjusted retroactively to reflect the capital of the legal acquirer. Therefore, the financial information presented herein includes the financial information and activities of GCL and GDL for the years ended March 31, 2022 and 2021.

On February 15, 2022, the Company effectuated a 3-for-1 forward stock split of the ordinary shares, which was approved at by the shareholders and became effective on February 15, 2022, and every issued and outstanding ordinary share was automatically issued two new issued and outstanding ordinary shares. This increased the number of outstanding shares from 2,087,000 shares to 6,261,000. The forward stock split has been retroactively applied in these consolidated financial statements.

The consolidated financial statements comprise the financial statements of GDL and its subsidiaries as at March 31, 2022 (the "Group"). Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases. A list of the controlled entities as at March 31, 2022 is disclosed in Note 10 to the consolidated financial statements, all controlled entities have a March 31 statutory financial year end, except for GCL which has a December 31 statutory financial year end.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the consolidated statements of profit or loss and other comprehensive income/loss and consolidated statements of financial position of the Group. There is no non-controlling interest as of March 31, 2022 and 2021.

F-8

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred, and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred, except if related to the issue of debt or equity securities.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of: (a) fair value of consideration transferred, (b) the recognized amount of any non-controlling interest in the acquiree, and (c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets.

Any contingent consideration to be transferred by the acquirer is recognized at acquisition-date fair value. Subsequent adjustments to consideration are recognized against goodwill only to the extent that they arise from new information obtained within the measurement period (a maximum of 12 months from the acquisition date) about the fair value at the acquisition date. All other subsequent adjustments to contingent consideration classified as an asset or a liability are recognized in the consolidated statement of profit or loss.

(d) Current and deferred income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised in other comprehensive income / loss or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

F-9

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

(i)       in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

(ii)       in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

(e) Impairment of Assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

-	property, plant and equipment (other than properties carried at revalued amounts);
-	intangible assets; and
-	goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

(i)       Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii)       Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

(iii)       Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

F-10

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Intangible Assets

(i)       Credit AI ("AI" - Artificial Intelligence) and financial industry technologies and knowhow

The financial Credit AI and financial industry technologies and knowhow are developed internally and capitalized at cost. These costs are amortized over the estimated useful life of 10 years and are tested for impairment where an indicator of impairment exists. The useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

(ii)       Research and development costs

Development projects in the consolidated statements of financial position represent the development costs directly attributable to and incurred for internal financial technology projects of the Group. An intangible asset arising from development expenditure on an internal financial technology project is recognised and included in development projects only when the Group can demonstrate the technical feasibility of completing the intangible asset or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated. For labour costs, all research and development member salaries that are directly attributable to the technology project are capitalised. Administrative staff and costs are recognised in the profit or loss instead of capitalising this portion of costs. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses. The amortisation rate of these intangible assets was determined on the basis of the estimated useful life from the time that the relevant asset is taken into use.

(iii)       Intellectual property

Expenditure incurred on patents, trademarks or licenses are capitalized from the date of application. They have a definite useful life and are carried at cost less accumulated amortization. They are amortized using the straight line method over their estimated useful lives for a period of 8 to 15 years.

(iv)       Website development

Acquired website development costs are capitalized on the basis of the costs incurred to acquire. These costs are amortized over their estimated useful lives of 6 years. Costs associated with maintaining websites are recognized as an expense when incurred.

(g) Revenue recognition

GDL and GCL recognize subscription revenues on a prorated basis over the period of subscription services delivered to clients in accordance to the subscription contract. Subscription fee is prepaid or due at the beginning of the prorated period. Collection is highly probable and amount is fixed.

F-11

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Foreign Currency Translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in United Status Dollars ("US$"), which is the Group's presentation currency.

(ii)	Transactions and balances

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss, except those arising from foreign currency borrowings used to hedge a net investment in a foreign operation which are recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured.

(iii)	Group companies

The results of foreign operations are translated into US$ at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Statement of financial position items, are translated into US$ at the closing foreign exchange rates at the end of the reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

(i) Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms.

(j) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and call deposits with banks or financial institutions and net of bank overdrafts.

(k) Earnings Per Share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(i)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

F-12

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Issued Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

(m) Related Party Transactions

For the purpose of these consolidated financial statements, related party includes a person and entity as defined below:

(i)	A person, or a close member of that person's family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group's parent.

(ii)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	the entity is controlled or jointly controlled by a person identified in (i).

(n) Fair Value

Fair values may be used for financial asset and liability measurement and for sundry disclosures.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is based on the presumption that the transaction takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market. The principal or most advantageous market must be accessible to, or by, the Group.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.

The fair value measurement of a non-financial asset takes into account the market participant's ability to generate economic benefits by using the asset at its highest and best use or by selling it to another market participant that would use the asset at its highest and best use.

In measuring fair value, the Group uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

F-13

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) New, Revised or Amending Accounting Standards and Interpretations

(i)	The Group has applied the following standards and amendments for first time in their annual reporting period commencing April 1, 2021:

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;
•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued;
•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

The adoption of these amendments has not had a material impact on the Group.

Covid-19-Related Rent Concessions beyond 30 June 2021 Amendments to IFRS 16

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022.The amendment applies to annual reporting periods beginning on or after April 1, 2021. However, the Group has not received Covid-19-related rent concessions but plans to apply the practical expedient if it becomes applicable within allowed period of application.

The adoption of these amendments has not had a material impact on the Group.

(ii)        New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations issued by the IASB which are not yet mandatorily applicable to the Group have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out as below and not expected to have a significant impact on the Group’s consolidated financial statements. The Group does not plan to adopt these standards early.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Amendments to IFRS 10 and IAS 28 "Sales or Contribution of Assets between an Investor and its Associate or Joint Venture"	To be determined by IASB
Amendments to IAS 1 "Classification of Liabilities as Current or Non-current"	January 1, 2023
Amendments to IAS 1 "Disclosure of Accounting Policies"	January 1, 2023
Amendments to IAS 8 "Definition of Accounting Estimates"	January 1, 2023
Amendments to IAS 12 "Deferred Tax related to Assets and Liabilities arising from a Single Transaction"	January 1, 2023
Amendments to IAS 16 "Property, Plant and Equipment: Proceeds before Intended Use"	January 1, 2022
Amendments to IAS 37 "Onerous Contracts - Costs of Fulfilling a Contract"	January 1, 2022

F-14

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgments and estimates will seldom equal the related actual results. The judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)       Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgment. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor’s financial position.

(ii)       Estimation of useful lives of assets

The Group determines the estimated useful lives and related depreciation and amortization charges for its equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other events. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down. Please refer to Note 3(e) for further detail.

(iii)       Income tax

The Group is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax and in assessing whether deferred tax assets and certain deferred tax liabilities are recognized in the consolidated statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognized only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, there are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on the Group’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustments, resulting in a corresponding credit or charge to the consolidated statement of profit or loss and comprehensive income.

(iv)       Impairment of non-financial assets

The Group assesses impairment of all assets (including intangible assets) at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. Refer to Note 3(e) for details regarding the method and assumptions used.

(iv)       Capitalized technology development expenditure in intangibles

In determining which technology development expenditure may be capitalized the Group applies judgement to distinguish those costs which have a direct relationship to the criteria for capitalization described in accounting policy Note 3(f), from those which should be expensed in the period incurred. This involves evaluating the nature of work performed by staff as well as universities, educational and professional institutions, third party consultants and contractors, and in many cases includes a judgmental apportionment of costs.

F-15

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 4. REVENUE

	Year ended March 31, 2022 US$	Year ended March 31, 2021 US$
Revenue
Subscription fees	$20,000	$-
	$20,000	$-

NOTE 5. LOSS BEFORE INCOME TAX

	Year ended March 31, 2022 US$	Year ended March 31, 2021 US$
Employee benefit expenses:
Wages and salaries	$353,347	$83,390
Capitalized as intangible assets	(266,950)	(83,390)
Total employee benefit expenses	$86,397	$-

Professional and consulting:
Directors’ remuneration:
Consulting fees paid to directors	$180,000	$33,387
Total directors remuneration	180,000	33,387
Other professional and consulting fees	48,136	13,387
	$228,136	$46,774

Other operating expenses:
Bank charges	$2,425	$595
Data feed	64,992	-
	$67,417	$595

F-16

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 6. INCOME TAX (EXPENSE) / CREDIT

	Year ended March 31, 2022 US$	Year ended March 31, 2021 US$
Income tax over provision / (income tax expenses)	$-	$-
Deferred tax (expenses) / credit	-	-
Income tax (expenses) / credit	$-	$-

(a) The prima-facie tax on (loss) / profit before income tax is reconciled to the income tax credit / (expenses) as follows:

	Year ended March 31, 2022 US$	Year ended March 31, 2021 US$
Numerical reconciliation of income tax expense to prima facie tax payable:
Loss before income tax	$(407,830)	$(55,499)
Income tax credit / (expenses) on loss before income tax at 16.5%	67,292	9,157
Add / (less) the tax effect of:
Tax losses and temporary differences for the year for which no deferred tax is recognized	340,538	46,342
Income tax (expenses) / credit	$-	$-

(b) Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses are summarized as follows:

	As at March 31, 2022 US$	As at March 31, 2021 US$
Balance brought forward	$-	$-
Temporary differences derecognized	-	-
Exchange difference	-	-
Total	$-	$-

(c) There was no income tax payable in the consolidated statements of financial position for the years ended March 31, 2022 and 2021.

F-17

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 7. LOSS PER SHARE

	Year ended March 31, 2022	Year ended March 31, 2021
Loss after income tax attributable to shareholders	$(407,830)	$(55,499)
Number of ordinary shares	6,261,000	2,520,000
Weighted average number of ordinary shares on issue	3,301,775	103,562
Basic and diluted (loss) / earnings per share	$(0.12)	$(0.54)

The above number of shares and earnings (loss) per share in fiscal year 2022 and 2021 have been adjusted for the 3-for-1 forward stock split effective on February 15, 2022 (see note 11).

NOTE 8. INTANGIBLE ASSETS

	Internally Generated Software US$	Software Operation Website US$	Total US$
Cost
At April 1, 2020	$-	$-	$-
Additions	423,390	-	423,390
At March 31, 2021	$423,390	$-	$423,390

At April 1, 2021	$423,390	$-	$423,390
Additions	726,950	690,000	1,416,950
At March 31, 2022	$1,150,340	$690,000	$1,840,340

Accumulated Amortization
At April 1, 2020	$-	$-	$-
Amortization	-	-	-
At March 31, 2021	$-	$-	$-

At April 1, 2021	$-	$-	$-
Amortization	(28,759)	(17,250)	(46,009)
At March 31, 2022	$(28,759)	$(17,250)	$(46,009)

Carrying Amount
As at March 31, 2021	$423,390	$-	$423,390
As at March 31, 2022	$1,121,581	$672,750	$1,794,331

F-18

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 9. OTHER LIABILITIES

	As at March 31, 2022 US$	As at March 31, 2021 US$
Accrued salaries	$40,375	$5,026
Trade payables	24,180	-
Other payables	187,080	-
	$251,635	$5,026

NOTE 10. CONTROLLED ENTITIES

As at March 31, 2022, the entities controlled by the Company are as follows:

Name of Subsidiary	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned
				2022	2021
Greifenberg Analytics Limited	Canada	Online sale of financial research and analysis	US$1	100%	-
Greifenberg Capital Limited	Hong Kong	Dormant	US$1,227,000	100%	100%

NOTE 11. ISSUED CAPITAL

(a) Share Capital

	As at March 31, 2022		As at March 31, 2021
	Number of shares	US$	Number of shares	US$
Ordinary Shares fully paid	6,261,000	$2,087,000	2,520,000	$840,000

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

On February 15, 2022, the Company issued 460,000 shares (the second and final tranche), 1,380,000 shares on a post-split basis, in the Company for a total share capital of US$460,000 in respect of a cooperation agreement with a Company’s subsidiary for setting up the business and operation of the Group. The first tranche of 339,999 shares (1,019,997 shares on a post-split basis) were issued in the 2021 fiscal year. On the same date, the Company issued 400,000 shares (1,200,000 shares on a post-split basis) for US$400,000.

On February 15, 2022, the Company effectuated a 3-for-1 forward stock split of the ordinary shares, which was approved by the shareholders and became effective on February 15, 2022, and every issued and outstanding ordinary share was automatically issued two new issued and outstanding ordinary shares. This increased the number of outstanding shares from 2,087,000 shares to 6,261,000 and from 840,000 shares to 2,520,000 as of March 31, 2022 and 2021, respectively. The forward stock split has been retroactively applied in these consolidated financial statements.

(b)       Options

As at March 31 2022 and 2021, the Company has no share options outstanding.

F-19

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 12. COMMITMENTS

(a)       Non-cancellable operating leases

As at March 31, 2022, the Company has 12 months left on a data equipment rental and data services contract for a total US$27,660.

NOTE 13. FINANCIAL RISK MANAGEMENT

(a)       Financial risk management objectives

The Group is exposed to financial risk through the normal course of their business operations. The key risks impacting the Group’s financial instruments are considered to be interest rate risk, foreign currency risk, liquidity risk, credit risk and capital risk. The Group’s financial instruments exposed to these risks are cash and short term deposits, receivables, trade payables and borrowings.

(b)        Interest rate risk management

The Group is exposed to interest rate risk (primarily on its cash and bank balances, amount due to affiliated companies, and borrowings), which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments.

The Group has adopted a policy of ensuring it maintains adequate cash and cash equivalents balances available at call. These accounts currently earn low interests. A 50 basis point increase or decrease in the market interest rates on the cash balance subsequent to March 31, 2022 is immaterial. Borrowings from affiliated company is non-interest bearing; and there is no interest-bearing financial instrument at March 31, 2022.

(c)       Foreign currency risk

The Group has net assets denominated in certain foreign currencies as at March 31, 2022. Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts are those reported to key management translated into US$ at the following closing rates, HKD[0.1277], CAD[0.7996] and CNY[0.1576]:

	Short term exposure			Long term exposure
	HKD	CAD	CNY	HKD	CAD	CNY

March 31, 2022
Financial assets
- Cash and bank balances	$1,383	$-	$-	$-	$-	$-
- Other assets	-	-		-	-	-
Financial liabilities	-	-	-
- Trade and other liabilities	-	(105)	(23,643)	-	-	-
Total exposure	$1,383	$(105)	$(23,643)	$-	$-	$-

	Short term exposure			Long term exposure
	HKD	CAD	CNY	HKD	CAD	CNY

March 31, 2021
Financial assets
- Cash and bank balances	$7,138	$-	$-	$-	$-	$-
Financial liabilities
- Amounts due to related companies	-	-	-	-	-	-
Total exposure	$7,138	$-	$-	$-	$-	$-

F-20

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 13. FINANCIAL RISK MANAGEMENT (continued)

The following table illustrates the sensitivity of profit / (loss) and equity in regard to the Group’s financial assets and financial liabilities and the HKD/US$ exchange rate, CAD/US$ exchange rate and CNY/US$ exchange rate assuming a +/- 5% change of the US$/HKD exchange rate for the year ended at March 31, 2022 (2021: 5%), a +/- 5% change for the US$/CAD exchange rate (2021: 5%) and a +/- 10% change for the US$/CNY exchange rate (2021: 10%). These percentages have been determined based on the average market volatility in exchange rates in the previous twelve (12) months. The sensitivity analysis is based on the Group’s foreign currency financial instruments held at each reporting date and also takes into account forward exchange contracts that offset effects from changes in currency exchange rates. As at March 31, 2022, the Group has no forward exchange contracts.

If the US$ had strengthened against the HKD by 5% (2021: 5%), the CAD by 5% (2021: 5%) and the CNY by 10% (2021: 10%) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity (decrease)
	HKD	CAD	CNY	Total	HKD	CAD	CNY	Total
March 31, 2022	$(69)	$5	$2,364	$2,300	$(69)	$5	$2,364	$2,300
March 31, 2021	$(357)	$-	$-	$(357)	$(357)	$-	$-	$(357)

If the US$ had weakened against the HKD by 5% (2021: 5%), the CAD by 5% (2021: 5%) and the CNY by 10% (2021: 10%) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity
	HKD	CAD	CNY	Total	HKD	CAD	CNY	Total
March 31, 2022	$69	$(5)	$(2,364)	$(2,300)	$69	$(5)	$(2,364)	$(2,300)
March 31, 2021	$357	$-	$-	$357	$357	$-	$-	$357

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group’s exposure to currency risk.

(d)       Liquidity risk management

Prudent liquidity risk management implies maintaining sufficient cash and term deposits, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities based on the agreed repayment terms or the earliest date on which the Group can be required to pay. The table has been drawn up based on the undiscounted cash flows of financial liabilities and include both interest and principal cash flows.

2022		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	US$	US$	US$	US$	US$	US$

Other liabilities	$251,635	$251,635	$251,635	$-	$-	$-
Amounts due to related companies	-	-	-	-	-	-
	$251,635	$251,635	$251,635	$-	$-	$-

2021		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	US$	US$	US$	US$	US$	US$

Other liabilities	$5,026	$5,026	$5,026	$-	$-	$-
Amounts due to related companies	141,000	141,000	141,000	-	-	-
	$146,026	$146,026	$146,026	$-	$-	$-

F-21

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 13. FINANCIAL RISK MANAGEMENT (continued)

(e)       Credit risk

Credit risk refers to the risk that a counter-party will default on its contractual obligations resulting in a financial loss to the Group. The Group’s potential concentration of credit risk consists mainly of cash deposits with banks and trade receivables with its customers. The Group’s short term cash surpluses are placed with banks that have investment grade ratings. The Group considers the credit standing of counterparties and customers when making deposits and sales, respectively, to manage the credit risk. The Group does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the Group. Considering the nature of the business at current, the Group believes that the credit risk is not material to the Group’s operations.

The maximum exposure to credit risk, excluding the value of any collateral or other security, at the end of the reporting period, to financial assets, is represented by the carrying amount of cash and bank balances, trade and other receivables, net of any provisions for doubtful debts, as disclosed in the consolidated statement of financial positions and notes to the consolidated financial statements.

(f)       Capital management risk

The Group’s objective when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain a strong capital base sufficient to maintain future development of its business. In order to maintain or adjust the capital structure, the Group may return capital to shareholders, issue new shares or sell assets to reduce debts. The Group’s focus has been to raise sufficient funds through equity to fund its business activities.

There were no changes to the Group’s approach to capital management during the year. Risk management policies and procedures are established with regular monitoring and reporting.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

NOTE 14. RELATED PARTY TRANSACTIONS

Transactions with directors

	As at March 31, 2022 US$	As at March 31, 2021 US$
Transactions with corporate directors
Directors’ remuneration (Note 5)	$180,000	$33,387

Due from a related company
Beginning of the year	$500,000	$-
Outstanding (received)	(449,331)	500,000
End of the year	$50,669	$500,000

Due to a related company
Beginning of the year	$141,000	$-
Outstanding (paid)	(141,000)	141,000
End of the year	$-	$141,000

The amounts due from and due to a related company are unsecured, non-interest bearing and repayable on demand. The $500,000 due from a related company was share subscription proceeds receivable at the end of 2021, all of which was received during 2022. The $50,669 was a loan to a related company. The $141,000 due to a related company at the end of 2021 was an operating loan, all of which was repaid in 2022.

The Group paid $800,000 (first tranche - $340,000 and second tranche - $460,000 upon completion of the Credit AI development) to an entity whose sole shareholder and director is the co-managing director of the Group and became a member of the Board of Directors of the Group on February 22, 2022. The entity was also the parent company of the Company when it was formed in the 2019 fiscal year.

F-22

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 15. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a)       Remuneration

The total remuneration paid to the directors and senior management of the Group during the year are disclosed in Note 15.

(b)       Loans to Key Management Personnel and their related parties

No loan is outstanding at the reporting date to Key Management Personnel and their related parties.

Other transactions with Key Management Personnel

Several key management persons, or their related parties, held positions in other entities that resulted in them having control or significant influences over the financials or operating policies of these entities. Transactions between related parties are in normal commercial terms and conditions unless otherwise stated in Notes 16.

(c)       Share Options – number of share options held by management

There is no share option held outstanding held by the management.

NOTE 16. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity (Greifenberg Capital Limited - accounting acquirer). (Unaudited)

Statement of Comprehensive Income

	Year ended March 31, 2022 US$ (Unaudited)	Year ended March 31, 2021 US$ (Unaudited)
Loss after income tax	$(322,463)	$(55,498)
Other comprehensive income	-	-
Total comprehensive loss	$(322,463)	$(55,498)

Statement of Financial Position

	As at March 31, 2022 US$ (Unaudited)	As at March 31, 2021 US$ (Unaudited)
Total non-current assets	$1,121,581	$423,390
Total current assets	9,281	507,137
Total assets	$1,130,862	$930,527
Total current liabilities	$281,823	$146,026
Total liabilities	281,823	146,026
Total assets less liabilities	$849,039	$784,501

Equity
Issued capital	$1,227,000	$840,000
Accumulated losses	(377,961)	(55,499)
Total equity	$849,039	$784,501

F-23

GREIFENBERG DIGITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, unless otherwise noted)

NOTE 16. PARENT ENTITY INFORMATION (continued)

Guarantees entered into by the parent entity in relation to the debts of its subsidiary

The parent entity had not guarantee debt of its subsidiary companies.

Contingent liabilities

The parent entity had no contingent liabilities as at March 31, 2022 and 2021.

Capital commitments –plant and equipment

The parent entity had no capital commitments for plant and equipment as at March 31, 2022 and 2021.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in Note 3.

NOTE 17. EVENTS OCCURRING AFTER THE REPORTING DATE

Save as disclosed below, there is no other matter or circumstance arisen since March 31, 2022, which has significantly affected, or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in subsequent financial years through August 1, 2022, except as follows:

(i)	GDL incorporated a wholly owned subsidiary, Greifenberg Capital Pty Limited, in Australia on April 14, 2022. This Australian company has been inactive from the date of incorporation;

(ii)	In May 2022, the due from related companies balance in the amount of $50,669 was received in full;

(iii)	From April 1, 2022 to August 1, 2022 the Company received short term funding in the amount of about $176,000 from its former controlling shareholder and its associates for working capital purposes.

NOTE 18. COMPANY DETAILS

The registered office is located Suite 130 – 10691 Shellbridge Way, Richmond, British Columbia, Canada and the principal place of business is located at Suite 7061, 31 West 34th Street, New York, New York 10001.

F-24

3,000,000 of

Common Shares

Greifenberg Digital Limited

PROSPECTUS

_________, 2022

Through and including [*], 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under the British Columbia Business Corporations Act ("BCBCA"), a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company's request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an "indemnifiable person") against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person's position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual's conduct in respect of which proceeding was brought was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding, but only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced.

Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application of an indemnifiable person or us, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual's respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.

We plan to have insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.

II-1

Item 7. Recent sales of unregistered securities.

During the past three years, we have issued the securities listed below. Each of the issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions in the United States not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer outside the United States in offshore transactions. No underwriters were involved in these issuances of securities.

On March 16, 2021 the Company received gross cash of US$500,000 from Integrated Media Technology Limited, a company incorporated in Australia, for subscribing 1,500,000 Common Shares in GCL.

On March 16, 2021, the Company issued 339,999 Common Shares in GCL as part of the contractual obligations issued to Joinstar Investment Limited, a company incorporated in Hong Kong.

In November 2021 the Company received gross cash of US$387,000 from two subscribers who are residents of China, for subscribing 387,000 shares in GCL.

On December 28, 2021 the Company entered into a Share Exchange Agreement with GCL ("Share Exchange Agreement") and issued 1,227,000 Common Shares in the Company to the then shareholders of GCL. This transaction was recorded to share capital in the amount of US$1,227,000.

On February 15, 2022, the Company issued 1,380,000 Common Shares in the Company as part of the contractual obligations under the Share Exchange Agreement issued to Joinstar Investment Limited, a company incorporated in Hong Kong.

On February 15, 2022, the Company issued 1,200,000 Common Shares in the Company to Infa Premium Sdn Bhd, a company incorporated in Malaysia, to pay for obligations of US$400,000 owed to one of our consultants.

II-2

Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this registration statement:

Exhibit Number	Description
3.1*	Amended Articles of the Company.

5.1*	Opinion of Amandeep Sandhu, Esq.,

10.1*	Greifenberg Digital Limited 2022 Equity Incentive Plan.

10.2*	Form of Employment Agreement between the Company and its executive directors and officers.

10.3*	Form of director agreement between the Company and the independent directors.

10.4*	Website Development Agreement dated August 7, 2021 between Greifenberg Capital Limited and Arpa Infinity Limited.

10.5*	Consulting agreement with Prasanna Tambe LLC

10.6*	Website Development Agreement dated August 5, 2022, between the Company and Arpa Infinity Limited.

10.7*	Consulting Agreement, dated August 5, 2022, between Gold Time Holdings Limited and Greifenberg Digital Limited.

21.1*	Subsidiaries of the Registrant.

23.1+	Consent of Ramirez Jimenez International CPAs

23.2*	Consent of Amandeep Sandhu Esq. (included in Exhibit 5.1)

24*	Power of Attorney (included on the signature page of this registration statement)

101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB+	XBRL Taxonomy Extension Label Linkbase Document

101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

(b)    Financial Statements Schedules

See our Financial Statements starting on page F-1. All other schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto.

(c)     Filing Fee

A table furnishing the calculation of filing fees paid for the securities being registered hereby is set forth in Exhibit 107 to this Registration Statement in the manner required by Item 601(b)(107) of Regulation S-K.

II-3

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
II-4

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, USA on [ ], 2022.

GREIFENBERG DIGITAL LIMITED

By:
David Goldman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Chief Executive Officer and Director
David Goldman	(principal executive officer)	[ ], 2022

Con Unerkov	Chairman	[ ], 2022

Luis Puyat	Director	[ ], 2022

Jannu binti Babjan	Director	[ ], 2022

James Kelly	Director	[ ], 2022

Chief Financial Officer
David Kwong	(principal accounting and financial officer)	[ ], 2022

II-6

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of Greifenberg Digital Limited, has signed this registration statement in New York on [ ], 2022.

David Goldman

II-7